Exhibit 99.1

NOTICE OF 2017 ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, JUNE 26, 2017

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Penn West Petroleum Ltd. (“Penn West”) will be held in the Ballroom of the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, Calgary, Alberta on Monday, June 26, 2017, at 10:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the consolidated financial statements of Penn West for the year-ended December 31, 2016 and the auditors’ report thereon;

2.	to appoint the auditors of Penn West for the ensuing year;

3.	to elect directors of Penn West for the ensuing year;

4.

to hold a non-binding advisory vote on Penn West’s approach to executive compensation as more particularly described in the accompanying information circular and proxy statement of Penn West dated April 30, 2017 (the “Information Circular”);

5.

consider and, if thought fit, pass a resolution of the shareholders approving the amendment to the restricted share unit plan, including changing the name to the restricted and performance share unit plan, as more particularly described in the accompanying Information Circular;

6.

consider and, if thought fit, pass a resolution of the shareholders approving an amendment to the Penn West articles by changing the name of Penn West to Obsidian Energy Ltd., as more particularly described in the accompanying Information Circular;

7.

consider and, if thought fit, pass a resolution of the shareholders approving the reduction of Penn West’s share capital for accounting purposes, without payment of or reduction to Penn West’s stated capital or paid-up capital, by the amount of the consolidated accounting deficit of Penn West on April 1, 2017, all as more particularly described in the accompanying Information Circular; and

8.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is May 17, 2017. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote on any ballot at the Meeting.

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Penn West’s registrar and transfer agent, CST Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, in each case by not later than 10:00 a.m. (Mountain Daylight Time) on June 22, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. Registered Shareholders may also use a telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider amendments or variations to the matters identified in this Notice of Annual and Special Meeting, as well as additional matters that may properly come before the Meeting. Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Meeting on their behalf. See “Voting Information” in the accompanying Information Circular.

Dated at the City of Calgary, in the Province of Alberta, this 30th day of April, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

(signed) “David L. French”
David L. French
President and Chief Executive Officer
Penn West Petroleum Ltd.

TABLE OF CONTENTS

VOTING INFORMATION	2

MATTERS TO BE ACTED UPON AT THE MEETING	8

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES	17

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES	17

STANDING COMMITTEE COMPOSITIONS	22

DIRECTOR INDEPENDENCE	22

DIRECTOR ATTENDANCE RECORD	23

BOARD AND COMMITTEE MEETINGS	24

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS	24

DIRECTORS’ TERM AND RETIREMENT POLICY	24

REMUNERATION OF DIRECTORS	25

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM	25

DEFERRED SHARE UNIT PLAN	26

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS	28

DIRECTOR REMUNERATION DATA	29

OTHER BOARD INFORMATION	31

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT	31

DIRECTOR ORIENTATION AND EDUCATION	32

BOARD MEMBERSHIP IN 2016	33

OTHER DISCLOSURES FOR DIRECTOR NOMINEES	33

COMPENSATION DISCUSSION & ANALYSIS	36

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE	38

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS	38

APPROACH TO EXECUTIVE COMPENSATION	39

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING	42

EXECUTIVE COMPENSATION DECISIONS FOR 2016	43

EXECUTIVE COMPENSATION REVIEW PROCESS	52

MANAGING COMPENSATION RISK	55

EXECUTIVE COMPENSATION DATA	58

PERFORMANCE GRAPH	63

SUMMARIES OF EQUITY COMPENSATION PLANS	65

EMPLOYEE RETIREMENT/SAVINGS PLAN	65

PSU PLAN	65

RSU PLAN	66

PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

STOCK OPTION PLAN	68

DATA REGARDING OUTSTANDING OPTIONS	73

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS	74

NEO AGREEMENTS	74

TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS	79

CONTINUOUS SHAREHOLDER ENGAGEMENT	80

MISCELLANEOUS MATTERS	80

APPENDIX A:	FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

APPENDIX B:	MANDATE OF THE BOARD OF DIRECTORS

APPENDIX C:	GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

APPENDIX D:	RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

INFORMATION CIRCULAR AND PROXY STATEMENT DATED APRIL 30, 2017

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

PENN WEST PETROLEUM LTD.

TO BE HELD ON MONDAY, JUNE 26, 2017

VOTING INFORMATION

Solicitation of Proxies

This Information Circular and Proxy Statement is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. for use at the Annual and Special Meeting of the holders of the common shares of Penn West to be held on Monday, June 26, 2017, at 10:00 a.m. (Mountain Daylight Time) in the Ballroom of the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, Calgary, Alberta and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting enclosed herewith. Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in Appendix C – Glossary of Frequently Used Defined Terms, Non-GAAP Measures Advisory, Oil and Gas Information Advisory and Forward-Looking Statement Advisory. Unless otherwise indicated, all information provided in this Information Circular is given as at April 30, 2017.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or by other means of communication by directors, employees and/or agents of Penn West. The cost of soliciting proxies will be borne by Penn West. Penn West has also engaged Kingsdale Advisors (“Kingsdale”) as strategic advisor and proxy solicitation agent to provide the following services in connection with the Meeting: recommending governance best practices, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advising with respect to meeting and proxy protocol and soliciting Shareholder proxies. We are paying Kingsdale a fee of $36,300, plus goods and services tax (“GST”) and reimbursement of certain out-of-pocket expenses for proxy solicitation services. Shareholders can contact Kingsdale either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1 800-775-1986 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Accompanying this Information Circular is an Instrument of Proxy for use by registered Shareholders. Instruments of Proxy must be received by CST Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, by not later than 10:00 a.m. (Mountain Daylight Time) on June 22, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. See “Voting Options – Voting by Registered Shareholders” below.

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The Record Date for the Meeting is the close of business on May 17, 2017. Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Shares, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns those Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

An instrument appointing a proxy (including the accompanying Instrument of Proxy) shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of Penn West. Each registered Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Penn West. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Penn West does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy or voting instruction form supplied to a Beneficial Shareholder by its broker is substantially

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similar to the Instrument of Proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers and other intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the Instrument of Proxy provided to registered Shareholders. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares held by Beneficial Shareholders and to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting. The Voting Instruction Form must be returned as directed therein well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the Voting Instruction Form provided to you and return the document to Broadridge or your broker or other intermediary in accordance with the instructions therein well in advance of the Meeting.

The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders – such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder’s intermediary. Penn West will pay for the costs of an intermediary to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting Beneficial Shareholders.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CST Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Shares represented by Instruments of Proxy in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted or withheld from voting on any ballot in accordance with the specification so made.

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In the absence of such specification, the Shares represented by an Instrument of Proxy will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of Penn West knows of no such amendment, variation or other matter.

Voting Options

Voting by Registered Shareholders

You are a registered Shareholder if your Shares are held in your name or if you have a certificate for Shares bearing your name. As a registered Shareholder you can vote in the following ways:

In Person	Attend the Meeting and register with the transfer agent CST Trust Company upon your arrival. Do not fill out and return your Instrument of Proxy if you intend to vote in person at the Meeting.

Mail	Enter voting instructions, sign the Instrument of Proxy and send your completed proxy to:

CST Trust Company
Proxy Department,
P.O. Box 721, Agincourt,
Ontario M1S 0A1

For your Shares to be voted at the Meeting, your signed Instrument of Proxy must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 22, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting (the “Proxy Deadline”).

Telephone

Call toll-free 1-888-489-5760 (English Only) and follow the instructions provided. You will need your 13-digit control number appearing on the bottom left hand side of your Instrument of Proxy to vote. If you vote by telephone, your vote must be received by not later than the Proxy Deadline.

Shareholders cannot use the telephone voting service if they wish to designate a person other than the management designees appearing on the Instrument of Proxy to attend and vote on their behalf at the Meeting.

Internet

Go to www.cstvotemyproxy.com. Enter your 13-digit control number located on the Instrument of Proxy at the bottom left hand side and follow the instructions on the website to vote your Shares. If you vote by internet, your vote must be received by not later than the Proxy Deadline.

The website may be used to appoint a proxyholder other than the management designees appearing on the Instrument of Proxy to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note

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that if a Shareholder appoints an alternative proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the Proxy Deadline. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last proxy is submitted by the deadline noted above.

E-mail

Scan both sides of your completed, signed Instrument of Proxy. Attach the scanned document to an e-mail and send your e-mail to proxy@canstockta.com so that it is received not later than the Proxy Deadline.

Fax

1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) – Fax both pages of your completed, signed Instrument of Proxy to one of the numbers provided so that it is received not later than the Proxy Deadline.

Questions	Call Kingsdale Advisors at 1-800-775-1986 (toll-free within North America) or 416-867- 2272 (collect call outside North America).

Voting for Non-Registered or Beneficial Shareholders

If a Shareholder’s Shares are not registered in such Shareholder’s name, such Shares will be held in the name of a “nominee”, usually a bank, trust company, broker, securities dealer or other financial institution and, as such, that nominee will be the legal entity entitled to vote those Shares and must seek the Beneficial Shareholder’s instructions as to how to vote the Beneficial Shareholder’s Shares. See “Notice to Beneficial Shareholders” above and the accompanying Voting Instruction Form for instructions on how vote your Shares.

If you have any questions or require more information with respect to voting your Shares at the Meeting, please contact our proxy solicitation agent, Kingsdale Advisors, by e-mail at contactus@kingsdaleadvisors.com or by telephone at 1-800-775-1986 (toll-free within North America) or 416-867-2272 (outside North America).

Additionally, Penn West may use Broadridge’s QuickVote™ service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the meeting.

Notice-and-Access

Penn West has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

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Penn West has also elected to use procedures known as “stratification” in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer uses the Notice-and-Access Provisions to provide a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with the notice (the “Notice-and-Access Notification”) provided to shareholders under the Notice-and-Access Provisions. In relation to the Meeting, in addition to a Notice-and-Access Notification and request for voting instructions, Beneficial Shareholders who have previously requested to receive them will receive a paper copy of this Information Circular.

Beneficial Shareholders who have not already received but wish to receive a paper copy of this Information Circular should contact CST Trust Company at the toll-free number 1-888-433-6443, by email at fulfillment@canstockta.com, or online at www.meetingdocuments.com/cst/pwt or through Penn West’s profile on SEDAR at any time up to one year after the date of the Meeting or any adjournment or postponement thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials prior to providing their voting instructions in respect of their Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 3:30 p.m. (Mountain Daylight Time) on June 12, 2017. A Beneficial Shareholder may also call Penn West at 1-888-770-2633 (toll free) to obtain additional information about the Notice-and-Access Provisions.

Voting Shares and Principal Holders thereof

Penn West is authorized to issue an unlimited number of Shares and up to 90,000,000 preferred shares. As at April 30, 2017, 504,226,138 Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share held. It is anticipated that all votes will be conducted by ballot other than the vote with respect to the appointment of auditors, which will be conducted by a show of hands.

If two or more persons hold Shares jointly, one of those Shareholders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them.

To the knowledge of the directors and executive officers of Penn West, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in

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person or represented by proxy at the Meeting, other than: (i) the resolution in respect of the proposed name change of Penn West, which is a special resolution requiring approval by a majority of not less than two-thirds of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting; and (ii) the advisory vote on Penn West’s approach to executive compensation, which shall not be binding on Penn West.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Penn West for the year-ended December 31, 2016, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, in addition to this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Penn West’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

Appointment of Auditor

The Board recommends that Ernst & Young LLP (“E&Y”) be appointed auditor of Penn West for the ensuing year at a remuneration to be approved by the Board. E&Y has been the auditor of Penn West since May 13, 2015.

Shareholders will consider an ordinary resolution to appoint the firm of E&Y to serve as auditors of Penn West until the next annual meeting of the Shareholders. The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting to approve this ordinary resolution.

Election of Directors of Penn West

The articles of Penn West provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently eight (8) directors and the Board of Directors has fixed the number of directors to be elected at the Meeting for the ensuing year at eight (8) members. All of the current directors have been elected for a term that ends at the Meeting.

The eight (8) nominees for election as directors of Penn West by Shareholders are as follows:

George H. Brookman	William A. Friley
John Brydson	Richard L. George
Raymond D. Crossley	Maureen Cormier Jackson
David L. French	Jay Thornton

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR each of the aforementioned nominees for election as a director of Penn West.

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Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting FOR the election of each such nominee as a director of Penn West.

Information in respect of the nominees for election as directors of Penn West is set forth below under “Information Concerning the Board and Director Nominees – Biographical and Other Information for Director Nominees”.

Individual Director Nomination and Majority Voting Policy

Penn West has a director nomination and majority voting policy providing for individual director nomination and majority voting. Such policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.

In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then immediately following the meeting of Shareholders at which such votes were cast, such director shall submit his or her resignation to the Governance Committee, to be effective on Board acceptance.

2.

In the event a resignation is submitted in accordance with section 1 above, the Governance Committee shall consider whether or not it is appropriate to recommend to the Board that such resignation be accepted, having regard to all factors considered relevant in the discretion of the Governance Committee, including but not limited to the performance review feedback received from members of the Board pursuant to Penn West’s annual Board performance review process. The Board shall accept the resignation absent exceptional circumstances. A director who tenders a resignation pursuant to the policy will not participate in any meeting of the Governance Committee or the Board at which the resignation is considered.

3.

Within 90 days of the Shareholders meeting at which the votes were cast, a news release will be issued by Penn West announcing whether or not the director in question will continue to serve on the Board, a copy of which will be provided to the Toronto Stock Exchange. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

In accordance with this policy, the Instruments of Proxy and Voting Instruction Forms for this Meeting provide for voting for individual directors as opposed to voting for a slate of directors.

Advance Notice By-Law

The Board has adopted an advance notice by-law (“By-law No. 2”), which was approved by Shareholders at the Company’s 2013 Annual General Meeting. By-law No. 2 sets forth procedures that must be followed by any Shareholder who intends to nominate any person for election as a director of the Company, other than pursuant to a proposal made in accordance with the ABCA, or a requisition of a shareholder meeting made pursuant to the ABCA. By-law No. 2 stipulates a deadline by which Shareholders must notify the Company of their intention to nominate directors and also sets out the information that Shareholders must provide regarding each director nominee and the nominating Shareholder in order for the requirements of By-law No. 2 to be met. These requirements are intended to provide all Shareholders, including those voting by proxy, with the opportunity to evaluate the nominees and vote in an informed and timely manner regarding said nominees. By-law No. 2 also

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ensures orderly and efficient shareholder meetings by providing a structured and transparent framework for nominating directors. No person nominated by a Shareholder will be eligible for election as a director of the Company unless nominated in accordance with the provisions of By-law No. 2. A copy of By-law No. 2 is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Penn West’s ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding ‘say on pay’ shareholder advisory vote with respect to Penn West’s approach to executive compensation as disclosed in this Information Circular, particularly under the heading “Compensation Discussion & Analysis”.

This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular of Penn West Petroleum Ltd. (the “Corporation”) dated April 30, 2017 and delivered in connection with the 2017 Annual and Special Meeting of Shareholders of the Corporation.”

As this is an advisory vote that is not required to be submitted to a vote of Shareholders under applicable securities and corporate laws, the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation’s approach to executive compensation in the future.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this non-binding advisory resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting FOR this non-binding advisory resolution.

Approval of the Restricted and Performance Share Unit Plan

On March 14, 2017, in connection with the Board’s ongoing review of the Corporation’s compensation practices, the Board approved the amendment of the Corporation’s Restricted Share Unit Plan (the “RSU Plan”), which among other things will be renamed the Restricted and Performance Share Unit Plan (as amended and renamed, the “Award Plan”). Given that the Award Plan permits the Corporation to settle Share Unit Awards issued pursuant to the Award Plan with Shares issued from treasury, the Award Plan constitutes a “security based compensation arrangement” (as defined in the TSX Company Manual), with the result that our Shareholders must approve the adoption of the Award Plan at the Meeting.

It is the Board’s intention that the Award Plan will serve as the Corporation’s primary equity-based compensation plan going forward. As a result, if Shareholder approval of the Award Plan is obtained at the Meeting, the Board will no longer grant RSUs under the RSU Plan, PSUs under the Performance Share Unit Plan (the “PSU Plan”) and Options under the Stock Option Plan. However, if

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Shareholder approval of the Award Plan is not obtained at the Meeting, then (i) the proposed amendment of the RSU Plan will not proceed, (ii) Penn West will continue to grant RSUs and PSUs under the RSU Plan and PSU Plan, as applicable, and (iii) RSUs will continue to be settled with cash or Shares purchased in the market and PSUs will continue to be settled with cash. On March 14, 2017, the Board approved the suspension of all future grants of Options under the Stock Option Plan regardless of the outcome of the Shareholder vote on the Award Plan.

A draft copy of the Award Plan is attached to the Circular as Appendix “D”. The following description of the Award Plan is qualified, in its entirety, by the terms of the Award Plan. Capitalized terms used in this section of the Information Circular that are not otherwise defined herein are defined in the Award Plan.

The purpose of the Award Plan is to promote a proprietary interest in the Corporation and greater alignment of interests between officers, employees and consultants of the Corporation and the shareholders, provide a compensation system for such officers, employees and consultants that are reflective of their responsibility and to assist the Corporation in attracting and retaining experienced individuals. The Award Plan is administered by the Board (which may delegate its authority to one of its committees), which has authority to interpret the Award Plan, including any questions in respect of any Share Unit Awards granted thereunder. The Share Unit Awards granted under the Award Plan are not assignable.

Under the Award Plan, Share Unit Awards may be granted in respect of Shares provided that the aggregate number of Shares reserved for issuance under the Award Plan does not exceed 3.9% of the aggregate number of issued and outstanding Shares.

Notwithstanding any other provision in the Award Plan, Share Unit Awards may be granted to officers, employees and consultants of the Corporation (each, a “Grantee”) provided: (i) the number of Shares issuable to Insiders at any time, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares; and (ii) the number of Shares issued to Insiders within any one year period, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares. Directors who are not employees of the Corporation or any affiliate of the Corporation are not eligible to receive Share Unit Awards under the Award Plan.

Share Unit Awards initially have a notional value equivalent to the value of a Share. RSU Awards vest on the first, second and third anniversaries of the date of grant, and are paid out within 30 days of the vesting date, unless otherwise determined by the Board at the time of grant, and subject to certain other events described below. No payment may be made upon settlement of an RSU Award on a date following December 31 of the third calendar year following the year in which the RSU Award was granted (the “Expiry Date”). Upon vesting, each RSU Award will be paid out at the election of the Board in cash, or by purchase of Shares or by the issuance of Shares. If paid out in cash each RSU Award will have a value equal to the weighted average Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the RSU Award, as adjusted for dividends paid on the Shares while such RSU Award was outstanding. If the Board elects to pay out the RSU Awards by buying the Shares, Penn West will purchase the number of fully paid and non-assessable Shares underlying such RSU Awards, subject to adjustment for dividends, from the open market. If the Board elects to pay out the RSU Award in Shares, Penn West will issue the number of fully paid and non-assessable Shares underlying such RSU Award, subject to adjustments for dividends.

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In addition, the Board may elect to settle RSU Awards by purchasing Shares on the TSX and providing such Shares to the holder of such RSU Awards.

As at the date hereof, there are 8,560, 284 unvested RSUs outstanding under the RSU Plan that may be settled with Shares purchased on the TSX (“Outstanding RSU Awards”). If the Award Plan is approved by Shareholders, the Board will have the ability to settle the Outstanding RSU Awards with Shares issued from treasury. The form of resolution that Shareholders will be asked to consider at the Meeting (the text of which is set out below) explicitly provides for the ratification and approval of the Outstanding RSU Awards.

PSU Awards vest on the later of the completion of the Performance Period applicable to such PSU Award and the third anniversary of the date of grant of such PSU Award and are paid out within 90 days of the vesting date, unless otherwise determined by the Board at the time of grant and subject to certain other events described below. No payment may be made upon settlement of the PSU Award on a date following the Expiry Date. At the time of payout, the Board will apply a “Payout Multiplier” to a PSU Award which may increase or decrease the number of Shares notionally underlying such PSU Award. The Payout Multiplier may range from zero to 2.0 and will be based on Penn West’s performance during the Performance Period. As at the date hereof, no PSU Awards have been granted pursuant to the Award Plan. However, the Board anticipates that the “Payout Multiplier” under the Award Plan will be calculated in a similar manner as the “relative performance factor” (or RPF) has historically been calculated under the PSU Plan (including a description of the performance measures, RPFs and other matters related to the 2014 PSUs, 2015 PSUs and 2016 PSUs) see “Compensation Discussion & Analysis – Executive Compensation Decisions for 2016 – Option and PSU Grant Decisions for 2016”.

Upon vesting, each PSU Award will be paid out in cash or Shares at the election of the Board. If paid out in cash, each PSU Award will have a value equal to the weighted average Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the Share Unit Award, as adjusted for the Payout Multiplier and dividends paid on the Shares while such PSU Award was outstanding. If the Board elects to pay out the PSU Award in Shares, Penn West will issue the number of fully paid and non-assessable Shares notionally underlying such PSU Awards as adjusted for the Payout Multiplier and dividends paid on the Shares while such PSU Award was outstanding. In addition, the Board may elect to settle PSU Awards by purchasing Shares on the TSX and providing such Shares to the holder of such PSU Awards.

As noted above, if the Award Plan is approved by Shareholders at the Meeting, the Corporation will not grant any additional PSUs under the PSU Plan. However, PSUs that have been issued under the PSU Plan (“Outstanding PSUs”) will continue to be outstanding under, and governed by the terms and conditions of, the PSU Plan, including the requirement that such Outstanding PSUs be settled with cash. For a summary of the PSU Plan, see “Summaries of Equity Compensation Plans – PSU Plan” in this Information Circular.

Under the Award Plan, in case of a Grantee’s death, we will make a cash payment or issue Shares to such employee’s legal representatives in respect of all Share Unit Awards held by the Grantee at the date of death (and all unvested Share Unit Awards will be deemed to have vested as of the date of death), and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Penn West due to a termination for cause or as a result of a voluntary resignation, all Share Unit Awards granted to such Grantee under the Award Plan will be terminated and

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all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the “Cessation Date”). If a Grantee ceases to be an officer, employee or consultant of Penn West due to a termination not for cause, all Share Unit Awards granted to such Grantee under the Award Plan which have not otherwise vested within 90 days following the Cessation Date will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee. If a Change of Control occurs prior to the date on which the Corporation pays cash or issues Shares to the Grantee in respect of an outstanding Share Unit Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. All of these provisions are subject to any alternative arrangements that may be contained in a separate Share Unit Award Agreement or employment agreement between the Corporation and a particular Grantee.

If the Corporation completes a transaction or a series of transactions whereby the Corporation, substantially all of the Shares or substantially all of the Corporation’s property or assets become the property or assets of another person (the “Continuing Entity”) the Corporation and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Share Unit Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all covenants and obligations of the Corporation under the Award Plan, the outstanding Share Unit Awards and the Share Unit Award Agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of the Corporation under the Award Plan, and Penn West shall be relieved of its obligations thereunder.

Pursuant to the terms of the Award Plan, the Board may, at any time, without the approval of the Shareholders suspend, discontinue or amend the Award Plan or a Share Unit Award made thereunder provided that unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Award Plan or amend any outstanding Share Unit Award in a manner that would adversely alter or impair any Share Unit Award previously granted to such holder. Further, the Board may not, without the approval of the Shareholders, amend the Award Plan or a Share Unit Award to: (i) increase the percentage of issued and outstanding Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards; (ii) increase the number of Shares that may be issued to Insiders of the Corporation under the Award Plan; (iii) permit non-employee directors to be eligible recipients under the Award Plan or in any other way permit non-employee directors to become eligible to receive Share Unit Awards under the Award Plan; (iv) extend the Expiry Date of any Share Unit Award granted under the Award Plan; (v) permit the transfer or assignment of Share Unit Awards; or (vi) amend the amendment provisions of the Award Plan.

As noted above, the aggregate number of Shares reserved for issuance under the Award Plan and the Stock Option Plan may not exceed 3.9% of the aggregate number of issued and outstanding Shares. As at April 30, 2017, Penn West had Outstanding RSU Awards pursuant to which up to 8,560,284 Shares (and of those, 1,097,960 issuable to the officers of the Corporation and the remaining 7,462,324 issuable to the employees of the Corporation) would be issuable from treasury under the

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Award Plan if it is approved by Shareholders (equal to approximately 1.7 percent of the outstanding Shares at such date). As a result, as at April 30, 2017, there would have been up to 11,104,535 unallocated Shares reserved for issuance pursuant to future Share Unit Award grants (equal to approximately 2.2 percent of the outstanding Shares at such date).

Since January 1, 2011, the Stock Option Plan has been the only equity-based compensation plan pursuant to which awards have been granted to acquire Shares from treasury. During this period of time, the Board has also issued awards under the RSU Plan and the PSU Plan, which have been settled in cash or Shares purchased on the TSX. Based on the Board’s review of compensation trends and best practices for public companies, the Board has determined that it is appropriate to replace the Stock Option Plan, the PSU Plan and the RSU Plan with the Award Plan, which will provide the Board with the flexibility to settle Share Unit Awards with cash, Shares issued from treasury, or Shares purchased on the TSX. The Board believes that equity-based incentive compensation, such as the Award Plan, is an integral component of compensation for executives and certain other employees. The attraction and retention of qualified personnel is one of the key risks in the oil and gas industry in Canada and to Penn West’s long-term strategic growth plan. The Award Plan is intended to maintain Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. If the Award Plan is not approved at the Meeting, the Board will continue to grant awards under the RSU Plan and the PSU Plan in order to attract and retain qualified personnel. However, as mentioned above, the Board has approved the suspension all future grants of Options under the Stock Option Plan regardless of the results of the Shareholder vote on the Award Plan.

In summary:

•

On March 14, 2017, the Board approved the amendment by the Corporation of the Award Plan subject to obtaining Shareholder approval since the Award Plan is a security based compensation arrangement (as defined in the TSX Company Manual) and the adoption must be approved at the Meeting.

•	At the March 14, 2017 Board meeting, the Board decided to suspend all future grants of Options under the Stock Option Plan.
•	Assuming the Award Plan amendment is approved by the Shareholders at the Meeting, no future grants of PSU’s will be governed by the PSU Plan.
•

Penn West is not looking for Shareholders to ratify any previous grants of PSU’s in treasury Shares as those securities previously granted prior to obtaining Shareholder approval on the Award Plan will remain governed under the PSU Plan and be payable in cash as per the terms and conditions of that plan.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve an ordinary resolution in the following form:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Penn West Petroleum Ltd. that:

1.	the Restricted and Performance Share Unit Plan, in the form attached as Appendix “D” to the management information circular dated April 30, 2017, is hereby ratified, confirmed and approved;

14	PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

2.

all unvested RSU awards that are issued and outstanding under the Restricted and Performance Share Unit Plan and that pursuant to their terms may be settled with common shares issued from treasury are ratified and approved;

3.	all unallocated share unit awards issuable under the Restricted and Performance Share Unit Plan are approved and authorized until June 26, 2020; and

4.

any director or officer of the corporation be and is hereby authorized to do all such further acts and things and to execute all such documents and instruments as may be necessary or desirable to give effect to the matters contemplated by this resolution.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR this ordinary resolution.

Approval of Change of Name to “Obsidian Energy Ltd.”

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve a special resolution approving the amendment of the articles of Penn West Petroleum Ltd. pursuant to Section 173(1)(a) of the ABCA to change the name of the Corporation to “Obsidian Energy Ltd”.

Background to the Name Change

Penn West has undergone a complete transformation, one that was necessary to ensure we can thrive in today’s commodity price environment. Over the past year, the Corporation simplified and restructured the balance sheet by right sizing our debt through targeted dispositions, focused our attention both in people and capital on a strategic set of key development areas, extended the planning cycle and hedge portfolio to strengthen our investment programs, and recast our reserves to reflect the development approach best suited to today’s price environment. As part of this process, we have recruited and retained staff specifically chosen for our streamlined set of assets, re-evaluated policies and procedures to meet the needs of a smaller growth company, and selected a management team with a technical and commercial focus on maximizing the value of our portfolio mix. The result is a Corporation that no longer resembles the old “Penn West” in size, assets, or investment thesis. The Corporation is a disciplined, entrepreneurial intermediate oil and gas company producing approximately 30,000 boepd, with a healthy balance sheet, and a portfolio of key assets that offer self-funded growth.

With this evolution of our business, management and the Board and a broad spectrum of stakeholders believe that a name change will reflect the focus and strategy of the Corporation as it strives to deliver material value growth for our Shareholders.

Approval of Name Change Resolution

“BE IT RESOLVED, as a special resolution of the holders of the common shares of Penn West Petroleum Ltd. (the “Corporation”), that

1.	The Articles of the Corporation be amended to change the name of the Corporation to “Obsidian Energy Ltd.”;

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2.

The directors of the Corporation are hereby authorized to revoke this special resolution before it is acted on, without any further approval or authorization of the shareholders of the Corporation; and

3.

Any director or officer of the Corporation be and is hereby authorized to do all such further acts and things and to execute all such documents and instruments as may be necessary or desirable to give the effect to the matter contemplated by this special resolution, including but not limited to the filing of the articles of amendment under the Business Corporations Act (Alberta).”

In order to be effective, the name change resolution must be passed by a majority of not less than two-thirds of the votes cast on the resolution by Shareholders present in person or by proxy at the Meeting. If approved, the effective date of the name change will be the date of issuance of a certificate of amendment by the Registrar of Corporations in respect of the name change under the ABCA, which is expected to be obtained immediately following the Meeting or as soon as practicable thereafter. The Corporation is not forwarding a letter of transmittal to shareholders for their use in transmitting share certificates representing Shares of the Corporation in exchange for new share certificates giving effect to the name change. Instead, in the event that the name change is approved by the requisite majority of Shareholders at the Meeting and articles of amendment are subsequently filed to give effect thereto, each existing share certificate reflecting the current name of the Corporation shall continue to be a valid share certificate of the Corporation until such certificate is transferred, reregistered or otherwise exchanged.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this special resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR this special resolution.

Reduction of Share Capital for Accounting Purposes

The Corporation’s accumulated deficit on April 1, 2017 is reflective of the Corporation’s historical operation of the oil and gas exploration and production business in Western Canada and does not provide a representative view of the future business Penn West intends to conduct. In 2015 and 2016, Penn West closed several significant asset dispositions and reduced long-term debt by $1.7 billion as it re-set its capital structure and improved its balance sheet. The Corporation has recently made changes to its management team with the introduction of David French as President and CEO in October 2016 and a new strategy to be an Alberta focused, oil and gas company. Management is proposing to reduce share capital for accounting purposes, without payment of or reduction to stated capital or paid-up capital, by the amount of the deficit on April 1, 2017 to reflect the transition by the Corporation from Penn West to Obsidian Energy Ltd.

Management believes the elimination of the consolidated accounting deficit of $6.8 billion as at April 1, 2017 in connection with the Corporation’s transition is beneficial on a go-forward basis. This reduction should allow shareholders to evaluate the financial performance of the go-forward Corporation by providing a more representative view of the actual accumulated operations results of the future business. The reduction of the Corporation’s share capital for accounting purposes is an accounting entry only and has no tax or legal implications to the shareholder.

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Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Penn West (the “Corporation”), that:

1.

the Corporation’s share capital for accounting purposes be reduced, without payment of or reduction to the Corporation’s stated capital or paid up capital, by the amount of the consolidated accounting deficit of the Corporation on April 1, 2017;

2.

notwithstanding that this resolution has been duly passed, the board of directors of the Corporation may, without further notice to or approval of the shareholders of the Corporation, revoke this resolution at any time prior to implementation of the reduction to the Corporation’s share capital without further approval of the shareholders of the Corporation; and

3.

any one (1) director or officer of the Corporation be authorized for and on behalf of the Corporation to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.”

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR this ordinary resolution.

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES

The following tables and notes thereto provide certain information in respect of the nominees for election as directors of Penn West, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Penn West (or one of its predecessors), and the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 30, 2017.

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GEORGE H. BROOKMAN Calgary, Alberta, Canada Age: 70 Independent Director Director Since: August 3, 2005

Since 1984, Mr. Brookman has been the Chief Executive Officer of West Canadian Industries Group Inc., a digital printing and document management company. In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada’s largest privately held digital printing and imaging service companies. He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton. He was also the founder of Commonwealth Legal Inc., Canada’s only national litigation support services company. Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd. In addition to his over 35 years of business experience, Mr. Brookman has been active in the community and is currently a member of the Boards of each of Travel Alberta, The Calgary Flames Foundation and the Calgary Stampede Foundation. He is a past Chairman of the Board for Tourism Calgary and past President and Chairman of the Calgary Exhibition and Stampede. Mr. Brookman is also a member of the Institute of Corporate Directors.

Ownership
Shares:	24,000(1)
Deferred Share Units:	51,693(2)
Board / Standing Committee Membership in 2016(3)	Attendance	Attendance (Total)
Board	16/16	22/22 (100%)
Governance Committee (Chair)	3/3
HR&C Committee	3/3

JOHN BRYDSON Greenwich, Connecticut, USA Age: 64 Independent Director Director Since: June 4, 2014

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board.

Ownership
Shares:	2,053,000(1)
Deferred Share Units:	196,799(2)
Board / Standing Committee Membership in 2016(3)	Attendance	Attendance (Total)
Board	16/16	25/25 (100%)
Audit Committee	5/5
Operations and Reserves Committee	4/4

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RAYMOND D. CROSSLEY Calgary, Alberta, Canada Age: 58 Independent Director Director Since: March 6, 2015

Mr. Crossley is a corporate director. He is a member of the board of Pure Technologies Ltd. and the Canada West Foundation. Mr. Crossley retired in 2015 from the accounting firm of PricewaterhouseCoopers (“PwC”) after serving for more than 33 years. Mr. Crossley served as an elected member of the Partnership Board (PwC’s governing body), from 2001-2005. From 2005-2011, Mr. Crossley was the Managing Partner of PwC’s Calgary office, and from 2011-2013 was Managing Partner, Western Canada. In this role, he led PwC’s market activities in Western Canada. Mr. Crossley holds the ICD.D designation from the Institute of Corporate Directors and is a member of the Institute of Chartered Professional Accountants of Alberta. He graduated from the University of Western Ontario with a degree in Economics and Political Science.

Ownership
Shares:	11,500(1)
Deferred Share Units:	52,610(2)
Board / Standing Committee Membership in 2016(3)	Attendance	Attendance (Total)
Board Audit Committee (chair) Governance Committee	16/16 5/5 3/3	24/24 100%

DAVID L. FRENCH Calgary, Alberta, Canada

Mr. French is an international energy executive with 25 years of experience in the development and production of oil and gas fields in North America and overseas. Mr. French has been the President and Chief Executive Officer of Penn West since October 2016. Prior thereto, President and Chief Executive Officer of Bankers Petroleum Ltd. from April 2013 to October 2016 and prior thereto was the Vice-President, Business Development of Apache Corporation in Houston, from January 2010 to April 2013. From July 2007 to December 2009, Mr. French was Region Production Manager for Apache Canada in Calgary. From 2001 to 2006, Mr. French worked for McKinsey & Company in Houston, a management consulting firm focused on energy firm growth, portfolio management and capital efficiency.

Age: 47
President & Chief Executive officer	Ownership
	Shares:	4,334(1)
Director Since: October 24, 2016	Deferred Share Units:	N/A(6)
Board / Standing Committee Membership in 2016(3)(7)		Attendance	Attendance (Total)
Board		1/1	1/1(4) (100%)

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William A. Friley Calgary, Alberta, Canada Age: 65 Independent Director Director Since: March 12, 2015

Mr. Friley is President and CEO of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd. He is on the board of directors of OSUM Oil Sands Corp., a private Calgary-based oil sands exploration and production company, as well as Titan Energy Services and Advanced Flow Technologies, both private Calgary-based oilfield services companies. Mr. Friley founded and was President, CEO and Chairman of Triumph Energy Corp. (“Triumph”), a TSX-listed oil and gas exploration company from 1993-2001, when Triumph was acquired by Baytex Energy Ltd. He is past Chair of the Canadian Association of Petroleum Producers, as well as a past director of a number of oil and gas companies, including Mustang Resources Ltd., Silverstar Well Servicing Inc., Viking Energy Trust and Harvest Energy Trust. Mr. Friley is a past Chairman of the Regional Board of the Nature Conservancy of Canada (“NCC”), Canada’s largest land conservation organization, and continues to serve on the board of NCC’s Alberta Region. Mr. Friley graduated with a degree in Geology from the University of Colorado in 1978 and he has explored for and produced oil and gas throughout Western Canada for more than 35 years.

Ownership
Shares:	50,648(1)
Deferred Share Units:	26,615(2)
Board / Standing Committee Membership in 2016(3)	Attendance	Attendance (Total)
Board	16/16	23/23
Human Resources & Compensation	3/3	(100%)
Operations and Reserves Committee (Chair)	4/4

RICHARD L. GEORGE, O.C. Calgary, Alberta, Canada

Mr. George is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. He served as the CEO of Suncor Energy Inc. (an integrated energy company) from 1991 to May 2012, and also held the position of President from 1991 until December 2011. He has been a director of several public companies and is currently serving on the board of directors of both the Royal Bank of Canada and Anadarko Petroleum Corporation. Mr. George holds a Bachelor of Science Degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Age: 66
Chairman of the Board	Ownership
Independent Director	Shares:	872,700(1)(5)
Director Since: May 3, 2013	Deferred Share Units:	364,195(2)
Board / Standing Committee Membership in 2016(3)		Attendance	Attendance (Total)
Board		16/16	20/20
Operations & Reserves Committee		4/4	(100%)

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MAUREEN ORMIER JACKSON Calgary, Alberta, Canada

Ms. Cormier Jackson is a former Senior Vice President, Chief Process and Information Officer for Suncor Energy. She worked in the Oil and Gas Business for 32 years in a variety of areas, including Finance, Environment Health and Safety, and Major Projects. She is on the Dean’s Advisory Board for the Dean of Medicine at the University of Calgary. Ms. Cormier Jackson holds the ICD.D designation from the Institute of Corporate Directors and is a member of the Chartered Professional Accountants Association of Alberta. She holds a Bachelor of Commerce degree from Memorial University of Newfoundland.

Age: 59	Ownership
Independent Director	Shares:	5,000(1)
Director Since: March 8, 2016	Deferred Share Units:	24,677(2)
Board / Standing Committee Membership in 2016(3)(8)		Attendance	Attendance (Total)
Board		15/15	20/20 (100%)
Audit		4/4
Governance		1/1

JAY W. THORNTON Calgary, Alberta, Canada

Mr. Thornton is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. Mr. Thornton has over 27 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. From 2000 to 2012, he held various operating and corporate executive positions with Suncor. He spent four years in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. He has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and is currently a member of the board of North American Energy Partners Inc. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Institute of Corporate Directors (ICD) Directors Education Program.

Age: 59	Ownership
Independent Director	Shares:	530,000(1)(5)
Director Since: June 26, 2013	Deferred Share Units:	112,689(2)
Board / Standing Committee Membership in 2016(3)		Attendance	Attendance (Total)
Board		16/16	20/20 (100%)
Audit Committee		1/1(7)
Human Resources & Compensation Committee (Chair)(10)		3/3

Notes to Biographical and Other Information for Director Nominees:

(1)

Reflects the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 30, 2017, based on information reported on SEDI. In the case of Mr. French, does not include any Shares that may have been acquired by him, directly or indirectly, under the Savings Plan since December 31, 2016.

(2)	Reflects the number of DSUs held by each nominee as at April 30, 2017.

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(3)	Reflects memberships on standing committees of the Board in 2016.
(4)

Mr. French is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(5)

The combined Shares owned by Messrs. George and Thornton include 455,000 Shares owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton.

(6)	As a Management Director, Mr. French is not eligible to participate in the DSU Plan.
(7)	Mr. Thornton ceased to be a member of the Audit Committee effective March 10, 2016.
(8)	Ms. Cormier Jackson joined the Board on March 8, 2016 and became a member of the Audit Committee and Governance Committee effective March 10, 2016.

STANDING COMMITTEE COMPOSITIONS

The following table identifies the Board’s standing committees and their members as at April 30, 2017.

Director	Audit Committee	Governance Committee	Human Resources and Compensation Committee	Operations and Reserves Committee
George H. Brookman		Chair	X
John Brydson	X			X
Raymond D. Crossley	Chair	X
William A. Friley			X	Chair
David L. French(1)
Richard L. George				X
Maureen Cormier Jackson(3)	X	X
Jay W. Thornton(2)			Chair

Notes:

(1)

Mr. French is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(2)	Mr. Thornton ceased to be a member of the Audit Committee effective March 10, 2016.
(3)	Ms. Cormier Jackson joined the Board on March 8, 2016 and became a member of the Audit Committee and Governance Committee effective March 10, 2016.

DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual. In applying this definition and these standards, the Board considers all relationships of the director and director nominees with Penn West, including business, family and other relationships. The Board also determines whether each member of Penn West’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

The Board has determined that Mr. French is not independent, as he is the President and Chief Executive Officer of Penn West. The Board has determined that all other directors and director nominees are independent under the standards of NI 58-101 and Section 303A.02 of the NYSE Listed Company Manual. In addition, all members of the Board’s committees have been determined to be

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independent. All Audit Committee members have been determined to be independent in accordance with National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and pursuant to the Audit Committee mandate.

The following table reflects the determinations made by the Board with respect to the independence of each existing director and each director nominee.

Director	Management	Independent	Not Independent	Reason for Non-Independence
George H. Brookman		X
John Brydson		X
Raymond D. Crossley		X
William A. Friley		X
David L. French	X		X	Current President & Chief Executive Officer of Penn West
Richard L. George		X
Maureen Cormier Jackson		X
Jay W. Thornton		X

DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2016 for all Board meetings and meetings of standing committees of the Board held in 2016 is set forth below.

Operations
		Audit	Governance	HR&C	and
Director	Board	Committee	Committee	Committee	Reserves(1)	Total
George H. Brookman	16/16	N/A	3/3	3/3	N/A	22/22 (100%)
John Brydson	16/16	5/5	N/A	N/A	4/4	25/25 (100%)
Raymond Crossley	16/16	5/5	3/3	N/A	N/A	24/24 (100%)
Gillian H. Denham(3)	7/10	N/A	1/2	N/A	N/A	8/12 (75%)
William Friley	16/16	N/A	N/A	3/3	4/4	23/23 (100%)
David L. French(2)	1/1	N/A	N/A	N/A	N/A	1/1 (100%)
Richard L. George	16/16	N/A	N/A	N/A	4/4	20/20 (100%)
Maureen Cormier Jackson(1)	15/15	4/4	1/1	N/A	N/A	20/20 (100%)
David E. Roberts(2)	15/15	N/A	N/A	N/A	N/A	15/15 (100%)
Jay W. Thornton(1)	16/16	1/1	N/A	3/3	N/A	20/20 (100%)

Totals	134/137	15/15	8/9	9/9	12/12	178/182 (98%)

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Notes:

(1)	Effective March 10, 2016, Ms. Cormier Jackson replaced Mr. Thornton on the Audit Committee and was added to the Governance Committee.
(2)

Neither Mr. Roberts was nor Mr. French is a member of any standing committee of the Board; however, they attended committee meetings, as applicable, at the invitation of the committees (excluding “in-camera” portions of such meetings). Therefore, neither of their committee meeting attendance is recorded, as they are not members of the committees.

(3)	Ms. Denham did not stand for re-election at the annual general meeting in 2016 on June 23, 2016.

BOARD AND COMMITTEE MEETINGS

The numbers of meetings held by the Board and each of the standing committees of the Board in 2016, and the overall attendance at such meetings by all serving directors at the times of such meetings in 2016, is summarized below.

	Total	Overall
Board/Committee	Meetings	Attendance
Board	16	98%
Audit Committee	5	100%
Governance Committee	9	89%
HR&C Committee	3	100%
Operations and Reserves Committee	4	100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Penn West directors and director nominees serve as directors and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
George H. Brookman	None	—
John Brydson	None	—
Raymond D. Crossley	Pure Technologies Ltd.	TSX
David L. French	None	—
William A. Friley	None	—
	Anadarko Petroleum Corporation	NYSE
Richard L. George
	Royal Bank of Canada	TSX, NYSE
Maureen Cormier Jackson	None
Jay W. Thornton	North American Energy Partners Inc.	TSX, NYSE

Interlocking Board Memberships

As at April 30, 2017, none of the director nominees serve together as directors on the boards of other reporting issuers.

DIRECTORS’ TERM AND RETIREMENT POLICY

The nominees for election as directors of Penn West, if elected, will serve until the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Penn West’s director retirement policy requires that each Non-Management Director, upon reaching the age of 70 (and annually thereafter), must offer their resignation as a director, following which the Board, after receiving the recommendation of the Governance Committee, shall determine whether to accept

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such resignation. At the meetings of the Board held on November 1, 2016 and March 14, 2017, in light of his continued valuable contributions to the Board, the Board granted such a waiver to Mr. Brookman until the annual and special meeting and then for the ensuing year.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the Governance Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;

(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Penn West’s executive officers, the remuneration plan for Non-Management Directors is not designed to pay for performance. Rather, Non-Management Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, Non-Management Directors are not eligible to receive Options under the Stock Option Plan, PSUs under the PSU Plan or RSUs under the RSU Plan, and do not participate in Penn West’s Employee Retirement/Savings Plan. In addition, Non-Management Directors participate in the DSU Plan pursuant to which they receive a portion of their compensation in the form of DSUs, which are not redeemable until after a Non-Management Director has retired from the Board. When redeemed, each DSU entitles the holder to a payment equal to the then current cash equivalent of the market price per Share, as calculated in accordance with the DSU Plan, thereby forming an additional alignment between directors’ interests and remuneration and the interests of Shareholders and Shareholder returns. Management Directors (i.e. Mr. French) are not eligible to participate in the DSU Plan. For details regarding the DSU Plan, see “Remuneration of Directors—Deferred Share Unit Plan”.

In November 2016, the Governance Committee determined in its review of Penn West’s director remuneration (for details of such review, see “Remuneration of Directors - Procedure for Review of Director Compensation Program”) that it would be appropriate to revisit the decision taken in September 2015 to reduce Non-Management Director fees, and to accordingly partially reverse that decision by increasing to the levels described below.

Summary of the Non-Management Director Remuneration Program

The following table summarizes the fee structure for Non-Management Directors of Penn West as at April 30, 2017.

Annual Retainer for the Board Chair	$150,000	(1)
Annual Retainer for each Board member other than the Board Chair:	$100,000	(1)

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Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each of the Chairs of the Governance Committee, HR&C Committee, and Operations and Reserves Committee	$7,500
Board, Strategy and Committee Meeting and Attendance Fee (per meeting or event attended)	$1,500
Travel Expenses (per instance)(2)	Applicable Cost

Notes:

(1)

In 2017, the DSU Plan provided that 50% of the Participants Annual Fixed Remuneration (as defined in the DSU Plan) was required to be received in the form of DSUs. See “Remuneration of Directors – Deferred Share Unit Plan – DSU Grants”.

(2)	Repayment to non-employee directors for reasonable travel expenses incurred for attendance at a meeting of the Board, a Committee or a meeting of the Shareholders.

In addition to the fees described in the table above, Non-Management Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Penn West.

Management Director Compensation

Management Directors (currently being Mr. French) do not receive any retainers, fees or other remuneration in their capacities as directors of Penn West. For information on the compensation received by Mr. French in 2016 in his capacity as President and Chief Executive Officer of Penn West, see “Compensation Discussion & Analysis – Executive Compensation Data”.

Procedure for Review of Director Compensation Program

The Governance Committee performs an annual review of Penn West’s director remuneration program to ensure that such program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The Governance Committee formulates and makes recommendations to the Board regarding the form and amount of remuneration for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Penn West to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Management Directors (i.e. Mr. Roberts and Mr. French) are not eligible to participate in the DSU Plan.

A director’s remuneration that is required and/or elected to be received in the form of DSUs is referred to as “Deferred Remuneration”. Penn West credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited. DSUs are issued in lieu of cash payments to the director on the grant date.

Purpose of the DSU Plan: The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between Non-Management Directors of Penn West and the Shareholders by providing a means to

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accumulate a meaningful financial interest in Penn West that is commensurate with the responsibility, commitment and risk of Non-Management Directors; (ii) provide a compensation plan that is competitive and rewards long-term success of Penn West as measured in total Shareholder returns for Penn West; and (iii) assist Penn West’s ability to attract and retain qualified individuals with the experience and ability to serve as Non-Management Directors.

DSU Grants: In 2017, the DSU Plan provided that:

(a)	each Non-Management Director is required to receive 50% of their annual Board retainer in the form of DSUs; and

(b)	subject to the mandatory participation requirements described in clause (a), any director could elect to receive any amount of their remuneration in the form of DSUs.

For information regarding the Share ownership requirements for directors, see “Remuneration of Directors - Director Equity Ownership Requirements”.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to a director’s account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of Shares as is equal to the number of DSUs credited to the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Vesting: DSUs vest immediately upon being credited to a director’s account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Penn West, or where a director has (except as a result of death) otherwise ceased to hold any positions with Penn West. Upon a director retiring or ceasing to hold any position with Penn West, all DSUs credited to the director’s account will be redeemed by Penn West as of the maturity date, being December 1st of the calendar year immediately following the year in which the retirement or cessation occurred or such earlier date following the retirement or cessation as elected by the director by notice to Penn West (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Penn West will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of retirement or cessation, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office or after ceasing to hold all positions with Penn West but before the Maturity Date, Penn West will, within 90 days of the date of death, make a lump sum cash payment to the director’s legal representative in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

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Administration of the DSU Plan: Subject to the Governance Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Governance Committee’s mandate, the DSU Plan is administered by the Governance Committee.

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS

Penn West’s director and executive equity ownership policy (the “Equity Ownership Policy”), which was amended most recently by the Board on November 1, 2016, provides that: (a) each Non-Management Director, other than the Board Chair, is required to meet and maintain ownership of a minimum of 100,000 Shares within a period expiring five years from the later of November 1, 2016 and the date they join the Board; and (b) the Board Chair is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Board Chair’s total annual retainer within a period expiring five years from the later of January 1, 2011 and the date of appointment as Board Chair. The table below summarizes the minimum Share ownership requirements applicable to Non-Management Directors.

Category of Non-Management Director	Share Ownership Required
Board Chair	Number of Shares having the value of 3 times annual retainer of the Board Chair
Director (other than Board Chair)	100,000 Shares

In calculating ownership status, all Shares owned, directly or indirectly, by the director, as reported on SEDI, are included. In addition, any DSUs held by the director, are included in the calculation of Share holdings, whether or not they have yet been reported on SEDI.

As at April 30, 2017, each director either: (a) holds, indirectly or directly; or (b) remains within the five year period to accumulate; the requisite number of Shares as required under the Equity Ownership Policy. For more information regarding the Directors’ equity holdings, see the table under “Director Equity Ownership” below. For information regarding the minimum equity ownership requirements for Penn West’s executives, see “Compensation Discussion & Analysis – Executive Equity Ownership Requirements”.

Director Equity Ownership

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Penn West and investment-at-risk statistics for each Non-Management Director of Penn West as at April 30, 2017.

Director	Shares (#)(1)		DSUs (#)(2)	Total Equity (#)(3)	Market Value of Total Equity ($)(4)	Value at Risk as multiple of annual Board retainer(5) (#)	Complies with Director Equity Ownership Requirement(6)
George Brookman	24,000		51,693	75,693	155,171	1.6	Yes(8)
John Brydson	2,053,000		196,799	2,249,799	4,612,088	46.1	Yes
Raymond Crossley	11,500		52,610	64,110	131,426	1.3	Yes(8)
William Friley	50,548		26,615	77,163	158,184	1.6	Yes(8)
Richard George	872,700	(7)	364,195	1,236,895	2,535,635	16.9	Yes
Maureen Cormier Jackson	5,000		24,677	29,677	60,838	0.6	Yes(8)

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Jay Thornton	530,000	(7)	112,689	642,689	1,317,512	13.2	Yes
Average value at risk as multiple of annual retainer:						11.6
Total value at risk as multiple of total annual retainers:						12.0

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Non-Management Director as at April 30, 2017, based on information reported on SEDI.
(2)	Reflects the total number of DSUs held by each director as at April 30, 2017.
(3)	Reflects sum of the number in the ‘Shares’ column plus the number in the ‘DSUs’ column.
(4)	Reflects the market value of the Shares and DSUs reflected in the ‘Total Equity’ column, based on the closing price of $2.05 for the Shares on the TSX on April 30, 2017.
(5)

“Value at Risk as multiple of annual Board retainer” reflects the “Market Value of Total Equity” for the director divided by: (a) in the case of the Chairman of the Board, the Chairman’s annual retainer of $150,000; and (b) in the case of all other directors, the annual Board member retainer of $100,000.

(6)

As at April 30, 2017, the minimum equity ownership requirement was 100,000 Shares for Non-Management Directors other than the Board Chair and for the Board Chair, the number of Shares having a dollar value equal to three times the Board Chair’s annual retainer. See “Remuneration of Directors – Director Equity Ownership Requirements” for more information regarding these requirements.

(7)	455,000 of these Shares are owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton, and have been allocated appropriately.
(8)	In accordance with the Equity Ownership Policy, these directors have until November 1, 2021 to achieve the requirement of 100,000 Shares held.

DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the individuals who served as Non-Management Directors of Penn West in 2016.

Name	Fees earned ($)(1)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value(5) ($)	All other compensation(6) ($)	Total ($)
George Brookman	89,125	21,875	N/A	N/A	N/A	Nil	111,000
John Brydson	0	115,500	N/A	N/A	N/A	Nil	115,500
Raymond Crossley	88,313	34,688	N/A	N/A	N/A	Nil	123,001
Gillian Denham	39,346	7,211	N/A	N/A	N/A	Nil	46,557
William Friley	93,750	18,750	N/A	N/A	N/A	Nil	112,500
Richard George	0	177,000	N/A	N/A	N/A	Nil	177,000
Maureen Cormier Jackson	57,391	30,391	N/A	N/A	N/A	Nil	87,782
Jay Thornton	54,750	54,750	N/A	N/A	N/A	Nil	109,500

Total	422,675	460,165					882,840

Notes:

(1)	Represents the cash directors’ fees paid to the Non-Management Directors in 2016.
(2)

Represents the grant date fair value of the DSUs issued to the Non-Management Directors in 2016 in lieu of cash directors’ fees otherwise payable to the directors, such grant date fair value being equivalent to the amount of the cash directors’ fees the DSUs were issued in lieu of.

(3)

Penn West did not grant in 2016, and has not granted since 2007, “option-based awards” to Non-Management Directors. (4) No amounts were earned by or paid to the directors in 2016 that were related to awards under non-equity incentive plans.

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(5)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(6)

Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Penn West adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Penn West. DSUs fall within the definition of “share-based award”. For more information regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Penn West has not granted any “option-based awards” to its Non-Management Directors since 2007.

The following table sets forth information regarding all share-based awards and option-based awards outstanding as at December 31, 2016 that were held by each individual who was serving as a Non-Management Director on such date.

	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
George Brookman	N/A	N/A	N/A	N/A	Nil	N/A	109,229
John Brydson	N/A	N/A	N/A	N/A	Nil	N/A	431,873
Raymond Crossley	N/A	N/A	N/A	N/A	Nil	N/A	111,402
William Friley	N/A	N/A	N/A	N/A	Nil	N/A	49,794
Richard George	N/A	N/A	N/A	N/A	Nil	N/A	816,911
Maureen Cormier Jackson	N/A	N/A	N/A	N/A	Nil	N/A	33,775
Jay Thornton	N/A	N/A	N/A	N/A	Nil	N/A	232,134

Notes:

(1)	There were no Non-Management Directors who held “option-based awards” at December 31, 2016.
(2)

These figures represent the estimated aggregate value of outstanding DSUs held by the Non-Management Directors (all of which DSUs immediately vested upon issuance) as at December 31, 2016, calculated based on the closing price of the Shares on the TSX on December 31, 2016 of $2.37. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until December 1 of the calendar year immediately following the year in which a

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Non-Management Director ceases to be a director of Penn West (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table and related notes set forth the value of the DSUs that vested in 2016 under the DSU Plan that were held by each individual who served as a Non-Management Director in 2016. For details regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Penn West did not grant any “option-based awards” or “non-equity incentive plan” compensation to its Non-Management Directors in 2016.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
George Brookman	N/A	18,483	N/A
John Brydson	N/A	114,141	N/A
Raymond Crossley	N/A	34,782	N/A
Gillian Denham	N/A	12,119	N/A
William Friley	N/A	14,955	N/A
Richard George	N/A	173,392	N/A
Maureen Cormier Jackson	N/A	21,049	N/A
Jay Thornton	N/A	54,508	N/A

Notes:

(1)	No Non-Management Director held any option-based awards in 2016.
(2)

Represents the value of DSUs that vested in 2016. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until December 1 of the calendar year immediately following the year in which a Non-Management Director ceases to be a director of Penn West (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date. Further note that these values will not be equivalent to the grant date fair value of DSUs in the “Director Remuneration Data – Director Compensation Table” as vesting of DSUs occurs upon deposit and is therefore subsequent to the earning period, and dividends have accumulated since vesting.

(3)	Penn West did not in 2016, and does not as at April 30, 2017, have any non-equity incentive plans in which Non-Management Directors are eligible to participate.

OTHER BOARD INFORMATION

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT

The Governance Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the Governance Committee makes use of one or more of the following, which are reviewed and, if necessary, revised, on an annual basis:

(i)	annual Board performance assessment survey,

(ii)	individual director peer feedback surveys, and

(iii)	individual director self-assessment skills/expertise matrix.

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When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories using the scale reflected below:

	Category of Skill/Expertise	Self-Assessment Scale
1.	Oil and Gas Experience (technical oil and gas expertise, with particular focus on exploration and production)
2.	Capital Markets (particularly global debt and equity markets)
3.	Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)
4.	Commodities Marketing
5.	Risk Management	1 - Basic Knowledge/Experience
6.	Compensation and Human Resources	3 - Moderate Knowledge/Experience
7.	Health, Safety and Environmental	5 - Advanced Knowledge/Experience
8.	Public Sector Experience (including government, regulatory organizations or non-governmental organizations)
9.	Public/Community Relations
10.	CEO / Senior Officer Experience with significant public or private company
11.	Corporate Governance
12.	Legal

Each year, every member of the Board completes either a Board performance assessment survey or the individual director peer feedback survey along with the individual director self-assessment skill/expertise matrix, alternating on an annual basis. This alternating approach allows directors to provide feedback regarding the effectiveness and performance of the Board one year, and discuss the respective contributions and performance of each Non-Management Director based on a number of factors and characteristics the next year.

Generally, the Board performance assessment survey and the individual director peer feedback and skills/expertise matrix surveys are completed by each of the directors and then returned to the Chair of the Governance Committee, who compiles the results and communicates them to the Chairman of the Board and the Corporate Secretary of Penn West. The Chair of the Governance Committee arranges for the results of the individual director peer feedback surveys to be provided to the respective directors and the directors meet individually with the Chairman of the Board to discuss their respective results. A summary of the Board performance assessment survey results and composite results of the individual director peer feedback surveys are communicated to the Governance Committee by the Chair of the committee. The results of the surveys are then utilized by the Governance Committee not only to identify areas for improvement in the performance of the Board and individual directors, but also as one of the factors considered when identifying and evaluating new Board nominees.

DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with director orientation materials consisting of various background documents of Penn West, and also provides access to all material corporate records, prior Board materials and the Board’s manual. Penn West’s director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Penn West’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process. The Board’s mid-year strategy session typically held around the time of the annual meeting of Shareholders also serves as a useful orientation tool.

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Director Continuing Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of Penn West, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	one or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters;

(e)	presentations from external consultants;

(f)	membership with the National Association of Corporate Directors (“NACD”); and

(g)	attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

Since November 21, 2014 Penn West has provided each of its directors with full membership to NACD. Through this program, each director of Penn West has access to a robust portfolio of publications, educational programs and peer-exchange forums designed to assist each director to support the Board.

BOARD MEMBERSHIP IN 2016

A total of six (6) individuals served as directors of Penn West for the entire 2016 financial year, being Messrs. Brookman, Brydson, Crossley, Friley, George, and Thornton. In addition: Ms. Denham served as a director of Penn West until June 23, 2016; Mr. Roberts served as a director (and the President and CEO) until October 24, 2016; Ms. Cormier Jackson served as a director of Penn West from March 9, 2016 through the end of the 2016 financial year and Mr. French served as a director (and the President and CEO) of Penn West from October 24, 2016 through the end of the 2016 financial year.

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To the knowledge of management of Penn West, no proposed director of Penn West (nor any personal holding company of any such persons):

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Penn West), that:

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(i)

was subject to: (A) a cease trade order (including a management cease trade order); (B) an order similar to a cease trade order; or (C) an order that denied the relevant company access to any exemption under securities legislation; in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

except with respect to those Orders described at the end of this section;

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Penn West) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of management of Penn West, no proposed director (or personal holding company of any proposed director) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On July 29, 2014, Penn West announced that the Audit Committee of the Board was conducting a voluntary, internal review of certain of Penn West’s accounting practices and that certain of Penn West’s historical financial statements and related MD&A must be restated, which might result in the release of its second quarter 2014 financial results being delayed (which ultimately proved to be the case). Furthermore, and in conjunction with the announcement, the Company advised that its historical financial statements and related audit reports and MD&A should not be relied upon. As a result, the Alberta Securities Commission issued a Management Cease Trade Order on August 5, 2014 (the “ASC MCTO”) against, among others, Messrs. George, Brookman, Brydson and Thornton. On September 18, 2014, Penn West filed restated audited annual financial statements for the years ended December 31, 2013 and 2012, restated unaudited interim financial statements for the three months ended March 31, 2014 and 2013, restated MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014,

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and related amended documents. Penn West also filed its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and 2013 and the related MD&A and management certifications on September 18, 2014. Following such filings, the ASC MCTO was revoked on September 23, 2014.

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COMPENSATION DISCUSSION & ANALYSIS

We are pleased to provide Penn West’s Compensation Discussion and Analysis to assist you in better understanding our approach to executive compensation.

Throughout 2016, the oil and gas industry continued to face challenging oil prices with WTI averaging approximately US$43 per barrel for the year, in particular during the first quarter of the year during which prices fell to approximately US$33 per barrel. Penn West focused on strategic restructuring of its assets and balance sheet to ensure the financial flexibility required to operate and thrive in a lower for longer commodity price environment. The Company remained disciplined with its capital spending, continued to lower operating costs, and improve operations to maximize its current production. Highlights for the year included:

•	Completed over $1.4 billion in strategic asset sales including the sale of the Company’s Saskatchewan assets, Slave Point and other non-core assets;
•

Utilizing asset sale proceeds, the Company reduced its long term debt to $469 million at year-end, down from $2.1 billion at year-end 2015, which contributed to the Company’s ability to remain compliant with its financial covenants;

•	Subsequent to fixing debt levels, the Company restarted development in the second half of the year, focused on liquids growth in the Cardium, Peace River and Viking areas of Alberta;
•	David French was announced as President and Chief Executive Officer, replacing David Roberts effective October 24, 2016;
•	Reduced operating costs by 29% from $18.56 boe/d in 2015 to $13.18 boe/d in 2016;
•	Delivered full year production of 54,990 boe/d; and
•	Announced a 2017 capital budget that will target on 15% Q4 2016 to Q4 2017 growth while only spending approximately 80% of funds flow from operations.

The past year was one of transition for Penn West that left the Company stronger, more focused and with the financial flexibility to set the stage for many years of growth to come. Penn West is focused on increasing shareholder value through the delivery of organic growth while spending within funds flow from operations. The many changes made in 2016 have allowed the Company to turn its attention to its operations and maximizing the potential of its three key Alberta assets: industry leading waterflood operation in the Cardium; cold flow heavy oil manufacturing in Peace River; and its infrastructure advantaged Alberta Viking position.

The Board and management believe that regular and constructive engagement with Shareholders is important in maintaining a productive and open relationship. In 2016, Penn West received strong majority support for its non-binding ‘say on pay’ advisory vote. Building upon this, Penn West has committed to continually reviewing and improving its compensation design and disclosure, which is explained further in the ‘Approach to Executive Compensation Section’ of the Information Circular.

Penn West regularly reviews policies and reports released by proxy advisory firms as part of its research towards compensation matters. Changes to our compensation program are the result of our research, monitoring industry compensation practices, plus regular and constructive engagement with Shareholders regarding management compensation as part of normal course dialogue. Accordingly, the HR&C committee took steps in 2016 to re-position executive compensation policies to ensure better

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alignment with Shareholder interests. The changes improve the long term competitiveness of our compensation programs while at the same time; appropriately respond to the current industry challenges. Below is a summary of the key changes, which will be more fully discussed in the remainder of the Information Circular:

•	Our President and CEO and the other NEOs were subject to a salary freeze in 2016, which is also extending into 2017;
•

Beginning with the arrival of David French, the structure of the long term incentive grants for the NEOs will not include stock options for future annual grants, which was also extended to the long term incentive grants for all employees;

•	As a result of this change to Penn West’s long term incentive structure, the Board has formally suspended the use of Options on a go forward basis;
•

While maintaining a 50% weighting to PSUs for executive long term incentive grants, it is our intention to further emphasize the use of RSUs for the remaining 50% to further align management and Shareholder interests;

•

Consistent with industry peers, we will also be seeking Shareholder approval to include the ability to issue Penn West Shares from Treasury to settle the outstanding and future grants of RSUs, and the PSUs commencing with the 2018 grant pursuant to the Award Plan;

•

In order to manage Shareholder dilution, the number of Share Unit Awards that will be available to be issued from Treasury under the Award Plan (assuming the Award Plan is approved by the Shareholders), will be no greater than 3.9% of outstanding Shares;

•

With the help of an external compensation consultant, the peer group of companies used to benchmark executive compensation was revised to include companies that better fit the new size of Penn West; and

•

As a result of Penn West’s updated executive compensation peer group and Penn West’s concentrated effort to reposition its executive compensation to align with a company of our size, we reduced the CEO’s total target compensation by over 30% while also increasing the relative proportion of performance affective incentives and reducing the relative proportion of fixed compensation (i.e. base salary), as indicated in the table below.

	Former CEO		Current CEO
CEO Compensation Components	Compensation Target % of Salary	Compensation Target $	Compensation Target % of Salary	Compensation Target $
Salary	100%	$750,000	100%	$400,000 (47% lower)

Short Term Incentives (STI)	70%	$525,000	90%	$360,000 (31% lower)

Long Term Incentives (LTI)	210%	$1,575,000	300%	$1,200,000 (24% lower)

Total $		$2,850,000		$1,960,000 (31% lower)

In addition to the efforts and decisions noted above, on January 5, 2017, Penn West reduced its executive team to five members from seven. Gregg Gegunde, Senior Vice President, Exploitation, Production and Delivery, and David Dyck, Senior Vice President and Chief Financial Officer departed the Company. The details of their departures will be more fully discussed in the 2018 Information Circular.

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Coinciding with Mr. Dyck’s departure, David Hendry, formerly Vice President, Finance with Penn West, was appointed to the position of Chief Financial Officer, while retaining his existing responsibilities. Consistent with Penn West’s effort to reposition executive compensation, Mr. Hendry’s target compensation as Chief Financial Officer is 48% lower than his predecessors, as indicated in the table below.

	Former CFO		Current CFO
CEO Compensation Components	Compensation Target % of Salary	Compensation Target $	Compensation Target % of Salary	Compensation Target $

Salary	100%	$450,000	100%	$290,000 (36% lower)

STI	60%	$270,000	50%	$145,000 (46% lower)

LTI	250%	$1,125,000	180%	$522,000 (54% lower)

Total $		$1,845,000		$957,000 (48% lower)

We continually look at our approach to executive compensation to ensure it is competitive with our industry peers and aligns the interests of management with those of Shareholders.

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

All direct and indirect compensation provided to certain of Penn West’s executive officers in 2016 for, or in connection with, services they have provided to Penn West and its subsidiaries is disclosed below. The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Penn West, and to help investors understand how decisions about executive compensation are made at Penn West particularly in the context of the Company’s long-term strategy.

Shareholders have an opportunity to participate in a non-binding ‘say on pay’ advisory vote with respect to Penn West’s approach to executive compensation, as disclosed in this Information Circular. This is just one way Penn West engages its Shareholders and seeks input on its compensation practices. Penn West regularly engages with and welcomes feedback from Shareholders on this and other matters, and considers this feedback in determining appropriate executive compensation and pay for performance metrics going forward.

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

In accordance with Form 51-102F6 of National Instrument 51-102 Continuous Disclosure Obligations, Penn West’s Named Executive Officers (NEOs) are the individuals who served as Penn West’s Chief Executive Officer, Chief Financial Officer and the Company’s three other most highly compensated executive officers in 2016. In addition, the (NEOs) also include two officers who left the Company during 2016. The NEOs and the positions held by each of them in 2016 are listed below:

David L. French	President and Chief Executive Officer

David Dyck	Senior Vice President and Chief Financial Officer

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Gregg Gegunde	Senior Vice President, Exploitation, Production and Delivery

Andrew Sweerts	Vice President, Business Development & Commercial

Tony Berthelet	Vice President, Development and Production

Former Executives:

David Roberts	President and Chief Executive Officer (Mr. Roberts departed Penn West as of October 24, 2016)

Michelle McQuade	Vice President, Stakeholder Relations (Ms. McQuade departed Penn West as of July 15, 2016)

APPROACH TO EXECUTIVE COMPENSATION

Penn West’s executive compensation philosophy is to pay for performance. To that end, Penn West’s total compensation program for executives is significantly weighted toward equity-based compensation, which inherently links a significant portion of each executive’s compensation with total Shareholder return. The design also considers individual and organizational performance while striving for market-competitive pay and the ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary and short- and long-term incentives, are regularly assessed to ensure that they are competitive, reflect appropriate ties to individual, business unit and organizational performance, and support Penn West’s long-term strategies.

An important element of Penn West’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and overall organizational performance. As a result, Penn West’s executive officers, including the NEOs, have a greater proportion of their annual incentive awards based on organizational performance and success, while incentive compensation for employees at less senior levels has a more significant weighting on individual performance.

Executive Compensation Objectives

Penn West’s total compensation program uses fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Penn West’s total compensation program for its NEOs are as follows:

•	to align total compensation with the interests of Shareholders;
•	to ensure a performance-driven culture by aligning pay to performance by rewarding organizational success and individual contribution;
•	to attract and retain executives with a total compensation package at the median of the market and above for superior organizational and individual performance; and
•	to manage the proportion of fixed versus variable compensation.

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Executive Compensation Overview

The table below describes the elements of Penn West’s 2016 executive compensation program:

Element	Nature	Description
Base Salary	Fixed	Compensates executives for their level of accountability and skills.

Short-Term Incentive Plan (STIP): Annual Cash Bonus(1)	Variable (“at risk”)

Rewards executives for organizational and individual performance in achieving annual financial and operational objectives.

Awards are determined based on a combination of corporate and individual performance with a payout range of 0% to a maximum payout of 200% of target short-term incentive.

Long-Term Incentive Plan (LTIP):	Variable (“at risk”)	Rewards executives for creating Shareholder value and achieving specific financial and operational results.
Performance Share Units (PSU)(2)		Future cash payout between 0% and 200% contingent upon shareholder returns relative to a peer group of companies over the performance period of three years.
Restricted Share Units (RSU)(3) , formerly referred to as Incentive Awards under the Long-Term Retention and Incentive Plan

Future payments in either cash or Shares based on the value of a Penn West Share at the time of vesting. Each grant of RSUs vests one- third per year over three years. CEO is required to purchase Shares from RSU cash proceeds and hold the Shares for a minimum of two years. If RSUs are settled in Shares, CEO is required to hold for two years.

Stock Options(4)

Value is realized as the price of Shares exceeds that of the stock option grant price. Awards vest one-quarter per year over four years and expire at five years. The 2017 annual grant of long-term incentives will not include the use of stock options, as the Board of Directors has decided to suspend all future grants.

Benefits and Perquisites: Savings Plan(5) (in lieu of any pension plan)	Fixed

Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Penn West. NEOs participate in the Savings Plan on the same terms as all other employees. NEOs contribute up to 10% of salary which is matched 1.5x by Penn West and proceeds are used to purchase Shares or directed to an interest savings account.

Other Benefits/Perquisites	Fixed	Group benefits plan for all employees. Executive health assessments for NEOs and other executives. Paid parking for NEOs and others.

Notes:

(1)	For additional details please refer to “Compensation Discussion & Analysis – Executive Compensation Review Process – Executive Compensation Peer Group and Benchmarking”.
(2)	For a more detailed description of the PSU Plan, see “Summaries of Equity Compensation Plans – PSU Plan”.
(3)	For a more detailed description of the RSU Plan, see “Summaries of Equity Compensation Plans – RSU Plan”.
(4)	For a more detailed description of the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.
(5)	For additional details please refer to “Compensation Discussion & Analysis—Approach to Executive Compensation – Description of Executive Compensation Elements – Employee Retirement/Savings Plan”.

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The following table defines the 2016 STIP and LTIP targets and details for each NEO.

	2016
NEO	STIP Target % of base salary	STIP Performance Weightings (Corporate/Individual)	LTIP Target % of base salary	LTIP Grant Distribution (PSU/RSU/Stock Options)
David French, President and CEO	90%	75%/25%	300%	50%/50%/0%

David Dyck, SVP and CFO	60%	75%/25%	250%	50%/25%/25%

Gregg Gegunde, SVP, Exploitation, Production and Delivery	45%	75%/25%	200%	50%/25%/25%

Andrew Sweerts, VP, Business Development and Commercial	40%	75%/25%	150%	50%/30%/20%

Tony Berthelet, VP, Development and Production	40%	75%/25%	150%	50%/30%/20%

Executive Compensation Breakdown: Fixed vs. Performance Based Variable (“At-Risk”) Compensation

The 2016 Pay Mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation — in the form of short-term incentive (cash bonuses) and long-term incentive compensation (Options, PSUs and RSUs) — over fixed compensation. This chart shows that between 62 and 77 percent of target 2016 compensation for each of the NEOs who were serving at the end of 2016 was performance-based “at-risk” compensation.

2016	Target Pay Mix for Named Executive Officers: Fixed vs Variable

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Notes:

“Fixed Compensation” means annual base salaries and other compensation and perquisites reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”. For the purposes of David French, his 2016 Fixed Compensation was annualized.

“Variable (“At-Risk”)” Compensation” means 2016 annual cash bonus target (STIP) and 2016 target value of annual long-term incentive grants (LTIP).

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING

Each year, the total compensation for the NEOs is reviewed by the HR&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the “Executive Compensation Peer Group”). In identifying the Executive Compensation Peer Group each year, emphasis is placed on Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity, and with whom we compete for executive talent.

Based mainly on the above criteria, a peer group of entities is identified and compensation data regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Penn West’s executives.

Penn West targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Penn West in achieving superior organizational performance. The HR&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual and organizational performance.

Following is the list of entities comprising the Executive Compensation Peer Group selected to assess Penn West’s 2016 total compensation for executives:

1.	ARC Resources Ltd.	9.	Pengrowth Energy Corporation
2.	Baytex Energy Corp.	10.	Peyto Exploration & Development Corp.
3.	Bonavista Energy Corp.	11.	Seven Generations Energy Ltd.
4.	Crescent Point Energy Corp.	12.	Tourmaline Oil Corp.
5.	Enerplus Corporation	13.	Trilogy Energy Corporation
6.	Lightstream Resources Ltd.	14.	Whitecap Resources Inc.
7.	MEG Energy Corp.	15.	Vermillion Energy, Inc.
8.	Northern Blizzard Resources Inc.

In addition to the general considerations identified above, Penn West applied the following key principles when developing its Executive Compensation Peer Group for 2017:

•	Canadian energy companies;
•	Only exploration and production companies;
•	Operations focused primarily in Western Canada; and
•	Similar size and complexity

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In reviewing the Executive Compensation Peer Group for 2017, the Board determined that a number of companies were no longer suitable given their size and complexity compared to Penn West. Accordingly, some organizations were removed and more comparable organizations added.

2017 Executive Compensation Peer Group

Bellatrix Exploration Ltd.	Companies removed from 2017 Peer Group
Bonterra Energy Corp.	ARC Resources Ltd.
Cardinal Energy Ltd.	Baytex Energy Corp.
Crew Energy Inc.	Bonavista Energy Corp.
Kelt Exploration	Crescent Point Energy Corp.
Northern Blizzard Resources Inc.*	Enerplus Corp.
NuVista Energy Ltd.	Lighstream Resources Ltd.
Paramount Resources Ltd.	MEG Energy Corp.
Pengrowth Energy Corp.*	Peyto Exploration & Development Corp.
Raging River Exploration Inc.	Tourmaline Oil Corp.
Surge Energy Inc.	Seven Generations Energy Ltd.
Tamarack Valley Energy	Vermilion Energy, Inc.
TORC Oil & Gas Ltd.
Trilogy Energy Corp.*
Whitecap Resources Inc.*

* Companies retained from 2016 Executive Compensation Peer Group

EXECUTIVE COMPENSATION DECISIONS FOR 2016

Base Salary Decisions for 2016

Base salaries are reviewed annually by the HR&C Committee, taking into account:

•	comparative data for similar positions with respect to the Executive Compensation Peer Group;
•	assessments of individual and corporate performance;
•	the individual’s experience and skills;
•	scope of responsibilities of the particular role;
•	internal equity considerations regarding similar positions within the organization;
•	retention considerations;
•	inflation and other economic factors; and
•	recommendations from the President and CEO. Annual base salaries are recommended by the HR&C Committee and approved by the Board early in each calendar year.

For all of the NEOs, the HR&C Committee completed its annual total compensation review process, and based on Executive Compensation Peer Group data and market conditions, recommended to the Board, and the independent members of the Board ultimately approved no adjustment to the remaining NEOs’ salaries for 2016 relative to 2015.

The following table reflects the 2016 base salary decisions of the Board with respect to the NEOs. Further information is provided in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

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Name	2016 Annual Base Salary ($)	% Increase to 2016 Annual Base Salary Compared to 2015 Annual Base Salary

David French(1)	400,000	N/A

David Dyck	450,000	0%

Gregg Gegunde	330,000	0%

Andrew Sweerts	280,000	0%

Tony Berthelet	270,000	0%

David Roberts(2)	750,000	N/A

Michelle McQuade (2)	270,000	N/A

Note:

(1)	Effective October 24, 2016, Mr. French commenced employment with Penn West. The 2016 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2016.
(2)

Effective July 15, 2016, and October 24, 2016, respectively, Ms. McQuade and Mr. Roberts left the employment of Penn West. The 2016 Annual Base Salary reflects their annualized salaries for the year-ended December 31, 2016.

Subsequently, on March 14, 2017, the Board decided not to make any adjustments to the NEO’s salaries for the 2017 calendar year. Upon their appointment to their current positions, the CEO and CFO’s salaries were also significantly reduced from the former CEO and CFO salary levels to better align with Penn West’s updated peer group.

Cash Bonus Decisions for 2016

Each year, executive cash bonuses are independently reviewed and recommended by the HR&C Committee and determined by the independent members of the Board, considering the following factors:

•	annual organizational performance assessment with respect to business goals and objectives and other achievements in the year;
•	total Shareholder return for the year, including relative to industry peers;
•	assessment of individual executive performance in the year;
•	market data with respect to anticipated awards by members of the Executive Compensation Peer Group under similar cash bonus plans; and
•	relative performance of Penn West in prior years and cash bonus awards to Penn West executives in such years.

The HR&C Committee and the Board exercise discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by the pre-determined corporate performance measures. Penn West’s approach to cash bonuses for executives, with its relationship to overall corporate performance, emphasizes a “team” approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

Penn West’s annual cash incentive plan rewards NEOs based on actual performance achieved versus the approved annual targets in each of the corporate and individual annual incentive plan components.

For the CEO and other NEOs, corporate performance at target accounts for 75% of STIP award and individual performance at target accounts for 25% of the STIP award. The maximum annual bonus

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potential is capped at 200% of the STIP target. The Board, upon the recommendation of the HR&C Committee, can use discretion to increase or decrease the STIP awards in light of Penn West’s actual performance for the year and any extenuating circumstances.

Measuring Corporate Performance

The HR&C Committee sets financial and operational goals and measures at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each measure has a weighting and minimum (minimum level of performance required to be eligible for cash bonus), target and maximum (level of performance at which incentive award is capped) achievement levels.

At the end of the year, the HR&C Committee assesses actual corporate performance based on performance outcomes and assigns a score for each measure. Based on such assessment, corporate component ranges from 0 to 150% of the STIP target.

Measuring Individual Performance

Individual performance is based on how well the NEO performs in their role and achieves goals set at the beginning of the performance year. The individual component ranges from 0 to 50% of the STIP target based on the assessment of such individual performance.

Performance Assessment for 2016

In 2016, Penn West continued to focus on living within our financial means, cost reductions, and establishing a culture of high performance and continuous improvement. The following table identifies the performance measures used by the HR&C Committee and the Board to evaluate and assess our corporate performance in 2016, and their assessment of how we performed in 2016 relative to these performance measures. The performance measures focus on three key areas – Values, Delivery and Sustainability. Each focus area includes several key measures relevant to that area. The Board decided to maintain the Corporate Performance Score based solely on year end results metrics, and not utilize further discretion. This was to reward the strong performance and delivery during 2016, which was appropriately reflected in the Corporate Performance Score.

Corporate Goals – Year End Results	Weighting	Minimum Target	Target	Maximum Target	Year End Results	Score 0- 200% of Weighting	Contribution
Values	20%
Total Recordable Injury Frequency	10%	0.60	0.54	0.48	0.49	18%
Cost Reduction	5%	460,000	575,000	690,000	(950,689)	0%	28%
Spills	5%	270	245	220	214	10%
Delivery	50%
Annual average production (boe/d), net A&D(1)	10%	48,248	49,856	51,464	54,990	20%
Operating Expenses ($M, Absolute)(2)	20%	$316M	$310M	$303M	266M	40%
G&A Expenses ($M, Absolute)(3)	20%	$61M	$57M	$53M	56M	21%	81%
Sustainability
Funds Flow from Operations less	30%	($50M)	$0	$50M	$88M	60%	60%
Capital and Decommissioning expenditures

Corporate Performance Score							169%

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Note:

(1)	Production – corporate targets adjusted by the Board to give effect to asset acquisitions and divestitures.
(2)	Operating Expenses – corporate targets adjusted by the Board to give effect to asset acquisitions and divestitures.
(3)	General & Administrative Expenses – corporate targets adjusted by the Board to give effect to asset acquisitions and divestitures.

2016 Cash Bonus Awards

The table below displays the calculation of the cash bonus awards for the NEOs for 2016 performance as determined by the Board in March 2017. The bonus awards reflect the fact that despite another challenging year for commodity prices, Penn West met or exceeded many of its operational and balance sheet performance targets for 2016. This demonstrates Penn West’s commitment to pay for performance.

Name	Base Salary at Dec 31, 2016	Bonus Target (% of Base Salary)	Corporate Score	Individual Score	Actual Bonus Award		Actual 2016 Cash Bonus Award (% of Base Salary)

David French	400,000	90%	169%	150%	$112,000	(1)	148%

David Dyck	450,000	60%	100%	100%	$270,000	(2)	60%

Gregg Gegunde	330,000	45%	100%	100%	$148,500	(2)	45%

Andrew Sweerts	280,000	40%	169%	150%	$184,000		66%

Tony Berthelet	270,000	40%	169%	150%	$177,400		66%

(1)	Effective October 24, 2016, Mr. French commenced employment with Penn West. The 2016 Cash Bonus Award has been pro-rated to reflect his 2016 Penn West service.
(2)	In connection with their departures from Penn West on January 2017, the Board awarded 2016 Cash Bonus Award payments at target to Messrs. Dyck and Gegunde.

PSU, RSU and Stock Options Grant Decisions for 2016

Pursuant to the PSU Plan, RSU Plan and the Stock Option Plan, employees, including the NEOs, may be provided with an initial grant of PSUs, RSUs and Options, respectively, upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. PSUs, RSUs and Options may also be granted from time to time in connection with the promotion of an employee, including a NEO. Additional PSUs, RSUs and Options are also granted annually to certain employees, including the NEOs, as a long-term incentive and retention tool. These annual grants of PSUs, RSUs and Options are assessed by the HR&C Committee each year beginning with a review of recommendations from HR Management. In determining long-term incentive grants to NEOs, the HR&C Committee and the Board consider market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive’s individual skills and capabilities. The HR&C Committee and the Board also

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consider previous PSU, RSU and Option grants made to NEOs when considering new PSU, RSU and Option grants.

The mix of PSUs, RSUs and Options rewards executives for creating Shareholder value and achieving specific financial and operational results. NEOs will only realize value from the stock options when the share price exceeds the grant price over a sustained period of time. Any payout from the PSUs is dependent on successfully meeting shareholder return metrics relative to a peer group of companies over a three year period. Proceeds from the RSU grant will be directly linked to the share price at the time of vesting.

In March 2016, the HR&C Committee recommended, and the independent members of the Board unanimously approved, the PSUs, RSUs and Options granted to the NEOs, based on target grant date fair values. The PSUs, RSUs and Options granted to each of the NEOs are reflected in the following tables, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

In recommending the grant of PSUs, RSUs and Options to Penn West’s NEOs, the HR&C Committee’s intention was to provide equity compensation at the median of the Executive Compensation Peer Group, with additional consideration being given to individual performance and the previous years’ equity awards received by each NEO.

David French was not awarded Options upon his hire at Penn West, and the 2017 grant of long-term incentives to David French and the other NEOs will not include Options, only PSUs and RSUs, as the Board decided to suspend any future Option grants in March 2017.

PSUs

Name	Number of PSUs Granted in 2016	Grant Date Fair Value of PSUs Granted(1)	Grant Date	Vesting Date
David French	200,000	$424,000	November 10, 2016	December 31, 2018
David Dyck	450,000	$540,000	March 30, 2016	December 31, 2018
Gregg Gegunde	264,000	$316,800	March 30, 2016	December 31, 2018
Andrew Sweerts	168,000	$201,600	March 30, 2016	December 31, 2018
Tony Berthelet	162,000	$194,400	March 30, 2016	December 31, 2018

David Roberts	630,000	$756,000	March 30, 2016	N/A(2)
Michelle McQuade	162,000	$194,400	March 30, 2016	N/A(3)

Note:

(1)

Represents the grant date fair value assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the 5 trading days ending on the date of grant.

(2)	In accordance with the PSU Plan, all of the PSUs held by Mr. Roberts were cancelled on the date of his departure.
(3)	In accordance with the PSU Plan, 40,500 of the PSUs held by Ms. McQuade vested on the date of her departure, and the remainder were cancelled.

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RSUs

Name	Number of RSUs Granted in 2016	Grant Date Fair Value of RSUs Granted(1)	Grant Date	Vesting Date
David French	200,000	$424,000	November 10, 2016	One-Third each on November 10, 2017 - 2019
David Dyck	225,000	$270,000	March 30, 2016	One-Third each on March 30, 2017 - 2019
Gregg Gegunde	132,000	$158,400	March 30, 2016	One-Third each on March 30, 2017 - 2019
Andrew Sweerts	100,800	$120,960	March 30, 2016	One-Third each on March 30, 2017 - 2019
Tony Berthelet	97,200	$116,640	March 30, 2016	One-Third each on March 30, 2017 - 2019

David Roberts	315,000	$378,000	March 30, 2016	N/A(2)
Michelle McQuade	97,200	$116,640	March 30, 2016	N/A(3)

Note:

(1)	Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the 5 trading days ending on the date of grant.
(2)	In accordance with the RSU Plan, all of the RSUs held by Mr. Roberts were cancelled on the date of his departure.
(3)	In accordance with the RSU Plan, 16,200 of the RSUs held by Ms. McQuade vested on the date of her departure, and the remainder were cancelled.

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Stock Options

Name	Number of Options Granted	Grant Date Fair Value of Options Granted(1)	Percentage of Total # of Options Granted to Employees in 2016	Grant Date	Grant Price	Expiry Date
David French	Nil	N/A	N/A	N/A	N/A	N/A
David Dyck	470,000	$253,800	13.2%	March 30, 2016	$1.20	March 29, 2021
Gregg Gegunde	275,000	$148,500	7.7%	March 30, 2016	$1.20	March 29, 2021
Andrew Sweerts	140,000	$75,600	3.9%	March 30, 2016	$1.20	March 29, 2021
Tony Berthelet	135,000	$72,900	3.8%	March 30, 2016	$1.20	March 29, 2021

David Roberts(2)	655,000	$353,700	18.4%	March 30, 2016	$1.20	November 23, 2016
Michelle McQuade(2)	135,000	$72,900	3.8%	March 30, 2016	$1.20	October 13, 2016

Note:

(1)

Reflects the grant date fair value of the Options awarded to the NEO in 2016 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 8 to the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(2)	In accordance with the Stock Option Plan all Options held by Mr. Roberts and Ms. McQuade expired 30 and 90 days, respectively, after the date of departure of each officer.

2014 PSUs

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2014 (the “2014 PSUs”), which vested on December 31, 2016 and for which the performance period is the three-year period ended December 31, 2016. These metrics were determined by the Board in March 2014. The decision to not award payments upon vesting of these units again demonstrates Penn West’s commitment to pay for performance.

Corporate Performance Measures(3)	Payout Multipliers (“PM”)	Weighting(3)	Weighted PM(3)	Actual Performance	% Score	Weighted Performance Result(4)
Relative Total Shareholder Return(1) for the three year period ended December 31, 2016	Performance ranking below 25th percentile = 0.0	0.75	PM X 0.75 = A	18th percentile	0%	0%
	Performance ranking equal to or greater than 25th percentile and below 75[t]h percentile = straight line index to Relative Total Shareholder Return (0.5 to 1.5)
	Performance ranking at or above 75th percentile = 2.0

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Funds flow per share (basic) for the fiscal year ended December 31, 2016(2)	Less than $2.50 per share = 0.0	0.25	PM X 0.25 = B	$1.58/Share less than $2.50 per Share	0%	0%
	Between $2.50 per share and $2.66 per share = straight line index to actual funds flow per share (0.5 to 1.5)
	Greater than $2.66 per share = 2.0
		1.0	RPF = A + B		0%	0%

Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s TSR relative to returns calculated on a similar basis on equity securities of members of Penn West’s performance group during the applicable performance period. The performance group for the purposes of calculating the RTSR for the 2014 PSUs is comprised of the following companies (subject to adjustment by the Board):

1.	ARC Resources Ltd.	11.	Enerplus Corporation
2.	Athabasca Oil Corporation	12.	Lightstream Resources Ltd.
3.	Baytex Energy Corp.	13.	Paramount Resources Ltd.
4.	Birchcliff Energy Ltd.	14.	Pengrowth Energy Corporation
5. 6.	Bonavista Energy Corporation Bonterra Energy Corp.	15.	Peyto Exploration & Development Corp.
7.	Canadian Natural Resources Limited	16.	Talisman Energy Inc.
8.	Crescent Point Energy Corp.	17.	Tourmaline Oil Corp.
9.	Crew Energy Inc.	18.	Trilogy Energy Corp.
10.	Encana Corporation	19.	Vermilion Energy Inc.

(2)

“Funds flow” means cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow per share (basic) for the fiscal year ended December 31, 2016 will be calculated by dividing the aggregate funds flow for the fiscal year by the weighted average number of common shares outstanding during such fiscal year. The Board may use its discretion under the PSU Plan to adjust the funds flow per share (basic) for the fiscal year ended December 31, 2016 to account for, among other things: business combinations; acquisition and disposition activity resulting in net production dispositions and uneconomic production shut-ins, in each case with reference to the corporate average netback in fiscal 2016; material equity issuances; and any material changes to Penn West’s long-term plan.

(3)

If some or all of a grantee’s 2014 PSUs vest prior to December 31, 2016 for any reason (including by reason of the grantee’s death or, in the case of a grantee who is an executive officer, the grantee’s termination without cause), the only Corporate Performance Measure that will apply to such PSUs will be Relative Total Shareholder Return (and the RPF will be equal to the payout multiplier for Relative Total Shareholder Return), which will be calculated in accordance with the PSU Plan.

(4)	“Weighted Performance Result” is based on metrics at December 31, 2016.

2015 PSUs

The table below identifies the current corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2015 (the “2015 PSUs”), which vest on December 31, 2017 and for which the performance period is the three year period ended December 31, 2017. These metrics were determined by the Board in March 2015.

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Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting(3)	Weighted PM	Projected Weighted Performance Result(2)
Relative Total Shareholder Return(1) for the three year period ended December 31, 2017	Performance ranking below 25th percentile = 0.0	1.0	PM X 1.0 = A	91%
	Performance ranking equal to or greater than 25th percentile and below 90th percentile = straight line index to Relative Total Shareholder Return (0.25 to 1.5)
	Performance ranking at or above 90th percentile = 2.0
		1.0	RPF = A	91%

Notes:

(1)	“Relative Total Shareholder Return” or “RTSR” has the meaning ascribed thereto in note (1) above under “2014 PSUs”.
(2)	“Projected Performance Result” is based on metrics at December 31, 2016.

2016 PSUs

The table below identifies the current corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2016 (the “2016 PSUs”), which vest on December 31, 2018 and for which the performance period is the three year period ended December 31, 2018. These metrics were determined by the Board in March 2016.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting(3)	Weighted PM	Projected Weighted Performance Result(2)
Relative Total Shareholder Return(1) for the three year period ended December 31, 2018	Performance ranking below 25th percentile = 0.0	1.0	PM X 1.0 = A	123%
	Performance ranking equal to or greater than 25th percentile and below 90th percentile = straight line index to Relative Total Shareholder Return (0.25 to 2.0)
	Performance ranking at or above 90th percentile = 2.0
		1.0	RPF = A	123%

Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s TSR relative to returns calculated on a similar basis on equity securities of members of Penn West’s performance group during the applicable performance period. The performance group for the purposes of calculating the RTSR for the 2016 PSUs is comprised of the following companies (subject to adjustment by the Board):

1.	ARC Resources Ltd.	11.	Pengrowth Energy Corporation
2. 3.	Athabasca Oil Corp. Baytex Energy Corp.	12.	Peyto Exploration & Development Corp.
4.	Birchcliff Energy Ltd.	13.	Raging River Exploration Inc.
5.	Bonavista Energy Corp.	14.	Seven Generations Energy Ltd.
6.	Bonterra Energy Corp.	15.	TORC Oil & Gas Ltd.
7.	Crew Energy Inc.	16.	Tourmaline Oil Corp.
8.	Enerplus Corp.	17.	Trilogy Energy Corp.
9.	MEG Energy Corp.	18.	Vermilion Energy Inc.
10.	Paramount Resources Ltd.	19.	Whitecap Resources Inc.

(2)	“Projected Performance Result” is based on metrics at December 31, 2016.

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Breakdown of Executive Benefits and Perquisites in 2016

All of our employees, including the NEOs, participate in a market competitive benefits program, which includes forms of insurance, extended health and dental coverage, short and long term disability coverage, health spending account and emergency travel assistance.

The NEOs are offered a limited number of perquisites to maintain market competitiveness and to assist them in carrying out their responsibilities. These perquisites include parking and access to executive health medical services.

The table below reflects the breakdown of benefits and perquisites provided to the NEOs in 2016:

	Perquisites			Other Compensation Generally Available to Employees
Named Executive Officer	Parking ($)	Other Perquisites ($)(1)	Total ($)	Life/Health Insurance Premiums ($)	Savings Plan Contributions ($)	Total ($)	Total All Other Compensation ($)
David French	1,313	Nil	1,313	156	11,364	11,520	12,833
David Dyck	6,930	Nil	6,930	937	67,500	68,437	75,367
Gregg Gegunde	6,930	Nil	6,930	911	49,500	50,411	57,341
Andrew Sweerts	6,930	Nil	6,930	937	42,000	42,937	49,867
Tony Berthelet	6,930	1,495	8,425	937	40,500	41,437	49,862

David Roberts	5,644	1,495	7,139	781	91,619	92,400	99,539
Michelle McQuade	3,754	Nil	3,754	546	21,938	22,484	26,238

Note:

(1)	In the case of all NEOs, reflects amounts paid for and resulting from executive health assessments, if elected.

Pension Plan Benefits

Penn West does not have a pension plan in which NEOs participate that provides for payments or benefits at, following, or in connection with retirement, including a defined benefit plan or a defined contribution plan. Instead, Penn West offers contributions to the Savings Plan as described in the “Executive Compensation Overview”. In addition, Penn West does not have any deferred compensation plans in which NEOs are eligible to participate.

EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the Human Resources and Compensation Committee

The HR&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HR&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)	the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short- and long-term incentive plans, benefit

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plans and perquisites, as well as short- and long-term corporate goals and objectives and other performance measures;

(b)

the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity-based or long-term incentive compensation and other terms of employment of the executive officers and CEO; and

(c)	corporate goals and objectives relevant to CEO compensation and the evaluation of the CEO’s performance in light of such goals and objectives.

Composition and Independence of the Human Resources and Compensation Committee

The current members of the HR&C Committee as at April 30, 2017 are Messrs. Thornton, Friley and Brookman. Each of these members were on the committee throughout 2016.

The HR&C Committee mandate requires that each member of the committee be independent in accordance with the definition of “independent” director in NI 58-101 and in the NYSE Listed Company Manual. All members of the HR&C Committee in 2016 and as at April 30, 2017 have been determined by the Board to be independent directors within the meaning of NI 58-101 and the NYSE Listed Company Manual. None of the members of the HR&C Committee in 2016 and as at April 30, 2017 is an officer, employee or former officer of Penn West or of any subsidiaries of Penn West.

Consistent with best practices, all of the committee members have experience in executive compensation by virtue of their experience as directors, former directors, senior officers or former senior officers of large public and private companies. The Board believes that the HR&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The HR&C Committee formally met three times in 2016, held “in-camera” sessions with external advisors as required, and held “in-camera” sessions without the presence of management at the start and/or at the end of each meeting.

Role of Human Resources Management

In fulfilling its mandate, the HR&C Committee receives information from Penn West’s human resources management team (“HR Management”). HR Management prepares materials for the HR&C Committee regarding the compensation of Penn West’s executive officers. In addition, HR Management works closely with members of our senior executive team in developing compensation recommendations for executives, including the Named Executive Officers, and works with the HR&C Committee Chair and the Corporate Secretary to plan HR&C Committee meetings.

External Compensation Consultant

Since 2001, Penn West has retained Mercer (Canada) Limited (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”), as an external consulting company to provide advice and information in relation to the compensation of Penn West’s executives and other employees, including peer compensation data. In 2016 and early 2017, Mercer provided support to the HR&C Committee to formulate compensation recommendations to the Board for Penn West’s executives, including the NEOs, through the provision of benchmark market data, and attendance at a

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number of HR&C Committee meetings as well as other discussions to review market trends and issues, including certain “in-camera” portions of meetings, as invited by the HR&C Committee.

In reviewing the HR&C Committee’s proposed engagement of Mercer, the HR&C Committee considered all factors relevant to Mercer’s independence from the Company’s management, including the following:

(a)

the provision of other services to Penn West by Mercer and MMC affiliates, and specifically the retention by Penn West of the services of Mercer with respect to non-executive compensation matters and other general compensation consulting advice and the services of Marsh Canada, a subsidiary of MMC, as its insurance broker and claims advocacy consultant, to assist with placing Penn West’s third-party liability business interruption, property and directors’ and officers’ liability coverage and advancing insurance claims, for which Marsh earns commission-based fees;

(b)	the fees paid by Penn West to Mercer and MMC (see the table entitled “Fees Paid to Mercer and its Affiliates in 2015 and 2016” below for a summary of such fees);

(c)

the policies and procedures of Mercer that are designed to prevent conflicts of interest, including that: (i) the individual consultant receives no incentive or other compensation based on the fees charged to Penn West for other services provided by Mercer or any of its affiliates; (ii) the individual consultant is not responsible for selling other Mercer or affiliate services to Penn West; and (iii) Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with Penn West in rendering his or her advice and recommendations;

(d)

confirmation that no business or personal relationships existed (other than past executive compensation engagements and the proposed executive compensation engagement) between a member of the HR&C Committee and Mercer, MMC or the individual executive compensation consultant at Mercer;

(e)	confirmation that the individual executive compensation consultant at Mercer did not own any Shares; and

(f)

the business relationships of Penn West management with Mercer and MMC discussed above, and confirmation that no other business or personal relationship between Mercer, MMC or the individual executive compensation consultant at Mercer and any executive officer of Penn West exists.

Neither the Board nor the HR&C Committee is required to pre-approve other services that Mercer or its affiliates provide to the Company at the request of Penn West management. However, based on all of the factors relevant to Mercer’s and the individual executive compensation consultant’s independence from management as discussed above, the Board and the HR&C Committee are satisfied that the advice received from Mercer and the individual executive compensation consultant is objective and not influenced by Mercer’s or its affiliates’ relationship with Penn West.

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Fees Paid to Mercer and its Affiliates in 2015 and 2016

	Fees Paid
Description	2016	2015
Mercer (Executive-Compensation Related Fees)	$39,514	$165,102
All Other Fees:
Mercer (all other fees)	$10,440	$7,371
Marsh Canada (mainly insurance brokerage and claims advocacy related services)	$224,950	$361,715

Total Paid to Mercer and its affiliates	$274,904	$534,188

In 2016, Penn West management engaged a separate compensation consulting company, Willis Towers Watson, to provide instruction and guidance in connection with its presentations of material to the HR&C Committee. Willis Towers Watson reviewed Penn West’s executive compensation programs as part of its strategic transformation. The purpose of the review was to understand the strengths, limitations and market competiveness of the current compensation programs, as well as to establish an appropriate executive compensation peer group considering the continued transformation of Penn West.

MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for Penn West, with a focus on the most significant risks facing Penn West, including strategic, operational and reputational risks. The Board conducts one or more strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board’s risk oversight process includes oversight of management’s risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

The HR&C Committee reviews strategic, operational and reputational risks in connection with compensation matters and considers the implications of each on our compensation program in making recommendations to the Board. These risks are managed by employing specific strategies aimed towards balancing and reducing compensation-related risks.

The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself, which includes a balanced pay mix, incentives tied to the short, medium and long term, a long term incentive program with a sizable stock component, quantitative and qualitative performance goals, the use of minimum Share ownership requirements for executives, and the adoption in March 2015, which was amended in March 2016, of an Executive Incentive Compensation Recoupment Policy (the “Recoupment Policy”).

At-Risk Compensation

As discussed above, Penn West’s executive compensation program is designed with a significant weighting toward “at-risk” compensation. This significant portion of Penn West’s executive compensation being “at-risk” helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component of Penn West’s compensation program limits circumstances in which executives might take inappropriate or excessive risks that would benefit their compensation at the expense of Penn West or its Shareholders. The vesting of Option, PSU

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and RSU awards over time further encourages executives to focus on total Shareholder return over the longer term.

In establishing compensation programs, one of the HR&C Committee’s objectives is to design programs that reward performance relative to industry peers and align the interests of Management with those of Shareholders. The HR&C Committee seeks to achieve this objective by, among other things:

•	Assessing corporate performance based on total Shareholder return;
•	Affording the Board with discretion to adjust overall compensation depending on various circumstances, as evidenced by the negative discretion applied for cash bonuses in fiscal 2016;
•	Ensuring that there is a mix of equity vehicles that are subject to both time- and performance-vesting conditions across different time horizons;
•	Granting PSUs with overlapping cycles to reduce risk of manipulation of any one-year performance;
•

Determining cash bonuses based on achievement against a balanced, diversified mix of performance measures. (The performance measures include a focus on health and safety, operational, sustainability and financial targets. As the value of both components of executives’ “at-risk” compensation is strongly linked to total Shareholder return, we believe that the significant weighting of executive compensation toward these “at-risk” components serves as an effective risk management tool);

•	Incorporating absolute caps on cash bonuses to reduce the chances of unnecessary risk taking; and
•

Discouraging inappropriate or excessive risk taking behaviours through minimum share ownership requirements and a compensation recoupment policy for executives that further align executive and Shareholder interests.

Executive Incentive Compensation Recoupment Policy

In March 2015, we augmented our compensation risk management strategy with the adoption of the Executive Incentive Compensation Recoupment Policy (the “Recoupment Policy”), which was amended in March 2016. The Recoupment Policy applies to the President and Chief Executive Officer and the Chief Financial Officer or equivalent position (each an “Executive” for the purposes of this section only), and provides that in the event that:

(a)	Penn West makes a restatement of its financial statements due to its material noncompliance with any applicable financial reporting requirement under securities laws;

(b)	an Executive of Penn West engaged in willful misconduct or fraud which caused or significantly contributed to the restatement; and

(c)

the Executive received an “Overcompensation Amount” (being the portion of the executive officer’s incentive compensation relating to the year(s) subject to the restatement which is in excess of the incentive compensation that the Executive would have received for such year(s) if the incentive compensation had been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Executive);

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then the Board may, on the recommendation of the HR&C Committee, determine and recover the Overcompensation Amount from the Executive. The full text of the Recoupment Policy is available on the Company’s website at www.pennwest.com.

Anti-Hedging

Penn West directors, officers and employees may not knowingly, directly or indirectly: (a) sell a security of Penn West if they do not own or have not fully paid for the security; (b) buy or sell a call or put in respect of a Penn West security; or (c) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of Penn West equity securities granted as compensation or held, directly or indirectly, by the director, officer or employee. However, Penn West directors, officers and employees may sell a Share which they do not own if they own another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the sale, they: (i) exercise the conversion privilege, option or right and deliver the Share to the purchaser; or (ii) transfer the convertible security, option or right, if transferable to the purchaser.

Executive Equity Shareholder Requirements

Under the Director and Executive Share Ownership Policy, each executive of Penn West (including each NEO) is required to meet and maintain ownership of the applicable minimum value of Shares, within a period expiring five years from the later of: (a) January 1, 2011, and (b) the date of their appointment to their executive position at Penn West.

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive are included, including any Shares acquired pursuant to the exercise of Options and not subsequently sold. Options held, but which have not been exercised, are excluded for the purpose of calculating the value of Shares owned. PSUs and RSUs held by the executives are also excluded from the calculation.

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs who were employees of Penn West as at April 30, 2017 (excluding any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2016 and Mr. Dyck and Mr. Gegunde who were no longer employed at Penn West as at that date) and value-at-risk statistics for the applicable NEOs of Penn West as at April 30, 2017 (again, excluding the impact of any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2016).

Name	Shares(1) (#)	Value at Risk Amount(2) ($)	Value at Risk as multiple of base salary(3) (#)	Share Ownership Required (minimum value at risk as a multiple of base salary)	Complies with Applicable Executive Equity Ownership Requirement
David French	4,334	10,618	0.03	4.0 times	Yes(4)
Andrew Sweerts	120,975	321,530	1.15	1.0 times	Yes
Tony Berthelet	66,257	124,159	0.46	1.0 times	Yes(5)
Average value at risk as multiple of base salary:				0.43
Total value at risk as multiple of total base salaries:				0.38

Notes:

(1)

Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each NEO as at April 30, 2017, based on information reported on SEDI, and excluding any Shares that may have been acquired by the NEO,

57	PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

directly or indirectly, under the Savings Plan since December 31, 2016. Mr. Roberts, Mr. Dyck, Mr. Gegunde and Ms. McQuade were not included in this table, as they were not employees of Penn West at April 30, 2017.

(2)	“Value at Risk Amount” reflects the original purchase price actually paid by the executive for such Shares.
(3)	“Value at Risk as multiple of base salary” reflects the “Value at Risk Amount” for the Named Executive Officer divided by the 2016 annual base salary for the NEO.
(4)	Mr. French has until October 24, 2021 to meet the applicable executive equity ownership requirement.
(5)	Mr. Berthelet has until September 1, 2020 to meet the applicable executive equity ownership requirement.

EXECUTIVE COMPENSATION DATA

Summary Compensation Table for 2014-2016

The following table provides a summary of all direct and indirect compensation provided to our NEOs for, or in connection with, services they have provided to Penn West and its subsidiaries in the three most recently completed financial years.

							Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(1) ($)		Share-based awards(6) ($)	Option-based awards ($)		Annual incentive plans(10)		Long-term incentive plans(11)	Pension value(12) ($)	All other compensation ($)(13)		Total compensation ($)(15)

David French President and Chief Executive Officer	2016	75,758	(2)	848,000	Nil		112,000	(2)	N/A	N/A	12,833		1,048,591

David Dyck Senior Vice President and Chief Financial Officer	2016	450,000		810,000	253,800	(7)	270,000		N/A	N/A	75,367		1,859,167
	2015	450,000		561,643	196,875	(8)	Nil		N/A	N/A	76,964		1,285,482
	2014	300,000	(3)	241,500	40,000	(9)	205,500	(3)	N/A	N/A	54,975		841,975

Gregg Gegunde Senior Vice President, Exploitation, Production and Delivery	2016	330,000		475,200	148,500	(7)	148,500		N/A	N/A	57,341		1,159,541
	2015	330,000		329,149	115,479	(8)	Nil		N/A	N/A	57,443		832,071
	2014	328,333		327,250	240,660	(9)	130,000		N/A	N/A	57,445		1,083,688

Andrew Sweerts Vice President, Business Development & Commercial	2016	280,000		322,560	75,600	(7)	184,000		N/A	N/A	49,867		912,027
	2015	280,000		223,354	58,779	(8)	Nil		N/A	N/A	49,969		612,102
	2014	151,667	(4)	101,430	20,800	(9)	72,000	(4)	N/A	N/A	26,979		372,876

Tony Berthelet Vice President, Development & Production	2016	270,000		311,040	72,900	(7)	177,400		N/A	N/A	49,862		881,202
	2015	253,333		129,099	50,372	(8)	Nil		N/A	N/A	45,890		478,694
	2014	20,417	(5)	Nil	Nil		Nil		N/A	N/A	153,721	(14)	174,138

David Roberts Former President and Chief Executive Officer	2016	610,795	(16)	1,134,000	353,700	(7)	Nil	(18)	N/A	N/A	99,539		2,198,034
	2015	750,000		1,123,105	393,750	(8)	Nil		N/A	N/A	120,469		2,387,324
	2014	750,000		1,402,500	693,000	(9)	570,000		N/A	N/A	120,721		3,536,221

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Michelle
McQuade Vice President, Stakeholder Relations	2016 2015 2014	146,250 270,000 235,000	(17)	311,040 215,390 140,250	72,900 56,700 90,720	(7) (8) (9)	28,729 Nil 107,000	(19)	N/A N/A N/A	N/A N/A N/A	653,238 48,569 43,471	(19)	1,212,157 590,559 616,441

Notes:

(1)	Represents the dollar value of cash base salary each NEO earned during the respective year.
(2)	Mr. French was appointed President and Chief Executive Officer effective October 24, 2016. His annual salary and cash bonus amounts were prorated based on his length of service in 2016.
(3)	Mr. Dyck was appointed Senior Vice President and Chief Financial Officer effective May 1, 2014. His annual salary and cash bonus amounts were prorated based on his length of service in 2014.
(4)	Mr. Sweerts was appointed Vice President, Business Development & Commercial effective June 226, 2014. His annual salary and cash bonus amounts were prorated based on his length of service in 2014.
(5)	Mr. Berthelet was appointed District General Manager, Cardium, effective December 1, 2014. His annual salary was prorated based on his length of service in 2014.
(6)

Reflects the estimated grant date fair value of the applicable PSUs assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the 5 days ending on the date of grant, plus the estimated grant date fair value of the applicable RSUs based on the volume weighted average trading price of the Shares on the TSX for the 5 days ending on the date of grant.

(7)

Reflects the grant date fair value of the Options awarded to the NEO in 2016 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$0.54
Expected life of Options (years)	4.0
Expected volatility (average)	61.0%
Risk-free rate of return (average)	0.6%
Dividend yield	0%

(8)

Reflects the grant date fair value of the Options awarded to the NEO in 2015 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

For Options granted pursuant to the annual grant to Messrs.
Dyck, Gegunde, Sweerts and Berthelet
Average fair value of Options granted (per Share)	$0.63
Expected life of Options (years)	4.0
Expected volatility (average)	43.6%
Risk-free rate of return (average)	0.6%
Dividend yield	2.0%
For Options granted pursuant to Mr. Berthelet upon hire:
Average fair value of Options granted (per Share)	$0.56
Expected life of Options (years)	4.0
Expected volatility (average)	39.7%
Risk-free rate of return (average)	1.1%
Dividend yield	1.9%

(9)

Reflects the grant date fair value of the Options awarded to the NEO in 2014 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

For Options granted to Mr. Dyck and Mr. Sweerts:
Average fair value of Options granted (per Share)	$0.16
Expected life of Options (years)	4.0
Expected volatility (average)	39.3%
Risk-free rate of return (average)	1.3%
Dividend yield	4.9%
For Options granted to the NEOs other than Mr. Dyck and Mr. Sweerts:
Average fair value of Options granted (per Share)	$1.26
Expected life of Options (years)	4.0
Expected volatility (average)	31.3%

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Risk-free rate of return (average)	1.4%
Dividend yield	6.1%

(10)	Represents annual cash bonus awards earned by the NEO in the respective year.
(11)	No amounts were earned by the NEO in 2014, 2015 or 2016 for services performed during the respective year that are related to awards under long-term non-equity incentive plans.
(12)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(13)

Represents the dollar value of all other compensation received by each NEO in the respective year that is not reported in any other column of the table. See “Compensation Discussion & Analysis—Executive Compensation Decisions for 2016 – Breakdown of Executive Benefits and Perquisites in 2016” for details.

(14)	In 2014, Mr. Berthelet joined Penn West and was provided with a one-time signing bonus of $150,000. The bonus allowance is not generally available to employees of Penn West.
(15)	Represents the dollar value of each NEO’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.
(16)	Mr. Roberts held the position of President and Chief Executive Officer until October 24, 2016. His 2016 annual salary amount was prorated based on his length of service in 2016.
(17)

Ms. McQuade held the position of Vice President, Stakeholder Relations until her departure from Penn West on July 15, 2016. Her annual salary amount was prorated based on her length of service in 2016.

(18)	Mr. Roberts was not eligible for a cash bonus in 2016 as he was not an employee of Penn West at the time of 2016 cash bonus determinations.
(19)

In addition to the amounts discussed in note 13 above, in connection with her departure effective July 15, 2016, Ms. McQuade was paid a retiring allowance of $606,750 and a pro-rated 2016 bonus of $28,729. For information on Ms. McQuade’s PSU and RSU payments, accelerated and otherwise, please refer to “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Outstanding Share-Based Awards and Option-Based Awards

Penn West granted “share-based awards” in the form of PSUs and RSUs to its NEOs in 2016 pursuant to the PSU Plan and RSU Plan, respectively. For details regarding the PSU Plan, see “Compensation Discussion & Analysis—Executive Compensation Decisions for 2016 –PSU, RSU and Stock Option Grant Decisions for 2016” and “Summaries of Equity Compensation Plans—PSU Plan”. PSUs were first granted to our NEOs in 2013. For details regarding the RSU Plan, see “Compensation Discussion & Analysis—Executive Compensation Decisions for 2016 – PSU, RSU and Stock Option Grant Decisions for 2016” and “Summaries of Equity Compensation Plans—RSU Plan”.

The only “option-based awards” that Penn West granted to its NEOs in 2016 were Options issued pursuant to the Stock Option Plan. For details regarding the Stock Option Plan, see “Compensation Discussion & Analysis—Executive Compensation Decisions for 2016 – PSU, RSU and Stock Option Grant Decisions for 2016” and “Summaries of Equity Compensation Plans – Stock Option Plan”.

Long-Term Incentive Awards Outstanding at December 31, 2016

The following table sets forth information regarding all PSUs, RSUs and Options outstanding as at December 31, 2016 that were held by each NEO serving as such on that date.

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			Option-based Awards			Share-based Awards
Name	Grant Year	Number of Shares underlying unexercised Options (#)	Option exercise price	Option expiration dates	Value of unexercised Options(1) ($)	Number of Share- based awards not vested(2) (#)	Market or payout value of Share-based awards not vested(3) ($)	Market or payout value of vested Share-based awards not paid out or distributed(4) ($)
David French	2016	Nil	N/A	N/A	N/A	400,000	950,000	Nil
David Dyck	2016	470,000	$1.20	29-Mar-2021	549,900	675,000	1,606,500	Nil
	2015	312,500	$1.81	19-Mar-2020	175,000	275,866	665,530	Nil
	2014	250,000	$4.83	13-Nov-2019	Nil	Nil	Nil	Nil
Gregg Gegunde	2016	275,000	$1.20	29-Mar-2021	321,750	396,000	942,480	Nil
	2015	183,300	$1.81	19-Mar-2020	102,648	161,566	389,773	Nil
	2014	191,000	$9.35	16-Mar-2019	Nil	Nil	Nil	Nil
	2013	180,000	$10.24	24-Feb-2018	Nil	Nil	Nil	Nil
	2012	150,000	$21.17	26-Feb-2017	Nil	Nil	Nil	Nil

Andrew Sweerts	2016	140,000	$1.20	29-Mar-2021	163,800	268,800	639,408	Nil
	2015	93,300	$1.81	19-Mar-2020	52,248	107,933	260,270	Nil
	2014	130,000	$4.83	13-Nov-2019	Nil	Nil	Nil	Nil
Tony Berthelet	2016	135,000	$1.20	29-Mar-2021	157,950	259,200	616,572	Nil
	2015	44,400	$1.81	19-Mar-2020	24,864	14,706	35,147	Nil
	2015	40,000	$2.22	08-Jan-2020	6,000	6,666	15,932	Nil

Notes:

(1)

The value of unexercised Options held at December 31, 2016 has been calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2016 of $2.37 per Share and the exercise price of the applicable Options.

(2)	Represents the aggregate number of PSUs and RSUs held by the NEO that had not vested at December 31, 2016.
(3)

The estimated value of each PSU that had not yet vested at December 31, 2016 assumes target performance is achieved (i.e. RPF of 1.0) and is based on the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2016 of $2.39 and the amount of cumulative dividends paid per Share during the applicable performance period up to December 31, 2016. The estimated value of each RSU that had not yet vested at December 31, 2016 is based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2016 of $2.36 and the amount of cumulative dividends paid up to December 31, 2016.

(4)

Represents the aggregate dollar value of the 2014 PSUs that had vested on December 31, 2016 but had not yet been paid. No other PSUs have vested and had not been paid-out as at December 31, 2016. The value of each such 2014 PSUs is based on an RPF of 0 as determined by the Board for the 2014 PSUs, which results in no payment.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the PSUs, RSUs and Options that vested in 2016 that were held by each NEO, and the value of cash bonuses granted to each of the NEO in respect of the 2016 financial year.

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Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(5)
David French	N/A	N/A	112,000
David Dyck	Nil	43,731	270,000
Gregg Gegunde	Nil	25,761	148,500
Andrew Sweerts	Nil	19,643	184,000
Tony Berthelet	Nil	13,140	177,400

David Roberts	Nil	87,419	Nil
Michelle McQuade	82,350(2)	148,303(4)	28,729(6)

Notes:

(1)

Represents the aggregate dollar value that would have been realized if the Options that vested in 2016 had been exercised on the respective vesting dates of such Options. The amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options.

(2)

In connection with her departure from Penn West, all unvested Options held by Ms. McQuade at the time of her departure were subject to accelerated vesting and vested on the date of her departure. The figure represents the aggregate dollar value that would have been realized if such Options had been exercised on the date of her departure. The amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting date of $1.81 per Share and the exercise price of the applicable Options. For more information regarding severance amounts paid in connection with Ms. McQuade’s departure from Penn West, see Note 19 on the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(3)

Represents the aggregate dollar value of the 2014 PSUs that vested on December 31, 2016 (being the only PSUs that vested in 2016) and the aggregate dollar value of the first third of the 2015 RSUs that vested on March 20, 2016 (being the only RSUs that vested in 2016). The value of each 2014 PSU that vested on December 31, 2016 is based on an RPF of 0 as determined by the Board for the 2014 PSUs, which results in no payment. The value of each RSU that vested on March 20, 2016 is based on (i) the volume weighted average trading price of the Shares on the TSX for the 5 days ending March 20, 2016 of $1.24, and (iii) the amount of cumulative dividends paid up to March 20, 2016.

(4)

In connection with her departure from Penn West, Ms. McQuade also received payments in relation to her outstanding PSUs and RSUs at the time of her departure. For more information regarding severance amounts paid in connection with her departure from Penn West, see Note 19 on the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(5)	Reflects 2016 cash bonus amounts awarded. Mr. Roberts was not eligible for a cash bonus in 2016 as he was not an employee of Penn West at the time of 2016 cash bonus determinations.
(6)

In connection with her departure from Penn West, Ms. McQuade also received a pro-rated cash bonus for 2016. For more information regarding severance amounts paid in connection with her departure from Penn West, see Note 19 on the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under Penn West’s equity compensation plans (being the Stock Option Plan) as at December 31, 2016. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans—Stock Option Plan”.

62	PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	7,612,625	$6.01	13,754,834
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	7,612,625	$6.01	13,754,834

Notes:

(1)	Reflects the number of Shares to be issued upon exercise of outstanding Options as at December 31, 2016.
(2)	Reflects the weighted-average exercise price of outstanding Options.
(3)

The number of Shares that could be issued under Penn West’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

PERFORMANCE GRAPH

The following graph illustrates Penn West’s cumulative total Shareholder during the five most recently completed financial years, assuming that $100 was invested in Common Shares on the first day of the five-year period, compared to the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. In each case it has been assumed that distributions and dividends paid have been reinvested.

Total Shareholder Return

63	PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

	($)	2012 ($)	2013 ($)	2014 ($)	2015 ($)	2016 ($)
Penn West	100	56.55	51.22	15.54	7.66	15.53
S&P/TSX Composite Total Return Index	100	106.17	121.10	133.87	122.72	148.59
S&P/TSX Oil and Gas Exploration and Production Index	100	87.92	100.99	78.64	53.40	83.26
Total Compensation for NEOs (millions)(1)		8.06	12.12	9.86	7.04	$8.66

Notes:

(1)

The total compensation for NEOs reflects the total compensation in CDN$ (millions) for the NEOs reported in the respective year of disclosure. Total compensation includes base salary, short and long term incentive awards (grant date fair value) and all other compensation, but excludes any retirement allowances or other payments made in connection with a NEO’s departure in any applicable year.

Penn West’s Human Resources & Compensation Committee reviews total NEO compensation with pay for performance in mind. Our total NEO compensation has generally been consistent with shareholder experience given that a large portion of it is tied to Share price performance. Overall, total NEO compensation has decreased year over year as the Share price has decreased. The exceptions are in those years where Penn West has experienced executive transitions, resulting in a bump of NEO compensation for that year largely due to granting long-term incentives to the original executive early in the year and then granting to the arriving executive. Fiscal 2016 was a year of strong performance for Penn West. The Company generated total shareholder returns of 102.56% outperforming both the S&P/TSX Composite Total Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. As Penn West continues to evolve and with the re-positioning of the CEO and CFO’s compensation, as discussed earlier, the overall total target compensation for NEOs is expected to continue to decrease in 2017 compared to prior years.

64	PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

SUMMARIES OF EQUITY COMPENSATION PLANS

EMPLOYEE RETIREMENT/SAVINGS PLAN

As of January 1, 2011, Penn West established an amended and restated Employee Retirement/Savings Plan (the “Savings Plan”) for all employees of Penn West, including the NEOs, to provide a means by which employees can save for their retirement and at the same time, enhance and develop the interest of the employees in the growth and development of Penn West by providing them with the opportunity to acquire an increased ownership interest in Penn West through the purchase of Shares. Penn West does not have a pension plan for its executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Penn West believes is a competitive yet affordable means for Penn West to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Penn West believes that the total benefit to executives and other employees under the Savings Plan is competitive with total retirement benefits offered by organizations of the Executive Compensation Peer Group.

Under the Savings Plan, each employee may elect to contribute not less than 1 percent and not more than 10 percent of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an employee, Penn West contributes $1.50 on behalf of the employee (“Penn West’s Contribution”). Each month, an independent trustee acquires, on behalf of the employee, Shares through the TSX using the Employee’s Contribution and Penn West’s Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee’s discretion, that the Employee’s Contributions and related Penn West Contributions be deposited in an investment vehicle designated by Penn West, such as an investment savings account or money market fund to be administered by Penn West or its agent, rather than such contributions being used to acquire Shares. Historically, most of Penn West’s NEOs have elected to invest in Shares under the Savings Plan. Therefore, the description of the Savings Plan below is in respect of the “Equity Component” of the Savings Plan.

There is a 12-month restriction on the sale of any Shares acquired under the Savings Plan, which restriction may be waived by Penn West. No such waiver has ever been granted for any of the NEOs or other executives. In the event of the death of an employee, the Shares are immediately released.

PSU PLAN

Penn West’s PSU Plan has been designed to promote a proprietary interest in Penn West and align the interests of our executives and other employees with those of our Shareholders by providing an additional element of compensation that is based on the market performance of Penn West’s Shares as well as the satisfaction of certain other corporate performance measures to be determined at the time of the grant of the PSUs. Assuming the RSU Plan (to be renamed the Restricted and Performance Share Unit Plan) amendment is approved by the Shareholders at the Meeting, no future grants of PSU’s will be governed by the PSU Plan. See “Matters to be Acted Upon at the Meeting—Restricted and Performance Share Unit Plan” for further details.

65	PENN WEST 2017 MANAGEMENT PROXY CIRCULAR

Pursuant to the PSU Plan, the Board or the committee or executives designated by the Board to administer the PSU Plan (the “PSU Administrator”) may grant PSUs to executives of Penn West and any other of our employees designated by the PSU Administrator. All employees of Penn West are eligible to receive PSU awards, although it is intended that PSU awards as a percentage of overall compensation will target the more senior levels of the organization and will increase with an employee’s seniority level. Within 90 days of completion of the applicable performance period of the PSUs, Penn West is then required to pay to the recipient of the PSUs a cash payment equal to: (a) the number of PSUs for which the performance period has been completed multiplied by the sum of (i) the volume weighted average trading price of the Shares on the TSX for the 20 consecutive trading days ending on the last day of the performance period (the “Fair Market Value”), plus (ii) the cumulative dividends per Share declared payable and having a record date during the performance period (the “Cumulative Dividends”); multiplied by (b) the RPF for the performance period, which shall be no less than zero nor greater than two and is based on the PSU Administrator’s assessment of Penn West’s achievement of the pre-defined corporate performance measures determined by the PSU Administrator at the time of grant of the PSUs. Accordingly, such cash payment for each PSU may range from nil to two times the Fair Market Value of the Shares and the Cumulative Dividends, depending on Penn West’s achievement of the applicable corporate performance measures for the applicable performance period. In addition to such other measures as may be determined by the PSU Administrator at the time of grant, the corporate performance measures may include Total Shareholder Return relative to Penn West’s industry peers, recycle ratio, average productions volumes, unit costs of production or total net proved reserves of Penn West.

In early 2013, on the recommendation of the HR&C Committee, the Board approved the initial grant of the 2013 PSUs under the PSU Plan. One-third of the 2013 PSUs, being the First Tranche PSUs, had a one year performance period from January 1, 2013 to December 31, 2013, one-third, being the Second Tranche PSUs, had a two year performance period from January 1, 2013 to December 31, 2014 and the remaining one-third, being the Third Tranche PSUs, have a three year performance period from January 1, 2013 to December 31, 2015. In early 2014, the 2014 PSUs”) were granted with a three year performance period. In early 2015, 2016 and 2017, additional PSUs were also granted with a three year performance period for each grant, respectively. It is intended that additional PSUs will be granted annually and that going forward all PSUs granted will have a three year performance period. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2016— Option and PSU Grant Decisions for 2016” for a description of the performance measures, RPFs and other matters related to the 2014 PSUs, 2015 PSUs and 2016 PSUs.

RSU PLAN

Effective as of September 24, 2009 and as amended and restated on January 1, 2011 and March 6, 2014, the Board of Penn West adopted the RSU Plan (formerly the Long Term Retention and Incentive Plan), which was further amended effective March 11, 2015, to permit RSUs (formerly Incentive Awards) under the RSU Plan to be issued to Penn West’s officers and further amended effective March 9, 2016, to permit the RSU Plan Administrator (as defined below) to pay RSUs in either cash or Shares on RSUs issued after that date.

Similar to the Stock Option Plan and the PSU Plan, the RSU Plan is meant to enhance the alignment of our executives’ and other employees’ interests with those of our Shareholders by providing an additional element of compensation based on the market performance of our Shares.

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Pursuant to the RSU Plan, the Board, a committee thereof or one or more executives designated by the Board to administer the RSU Plan (in either case, the “RSU Administrator”), may grant RSUs to our executives and other employees. In determining to whom to grant RSUs and the number of RSUs to be granted, the RSU Administrator may take into account, among other things: (a) compensation data obtained in respect of Penn West’s peer group for positions that are comparable to those held by a grantee; (b) the duties, responsibilities, position and seniority of a grantee; (c) the individual contributions and potential contributions of a grantee to the success of Penn West; (d) any cash bonus payments paid or to be paid to a grantee in respect of his or her individual contributions and potential contributions to the success of Penn West; and (e) the fair market value of our Shares at the time of the grant of the RSUs.

For all RSUs granted in 2015 or before, upon an individual’s RSUs vesting, Penn West is required to pay the individual a cash payment equal to the aggregate of (i) the number of vested RSUs multiplied by the “fair market value” of our Shares on the vesting date (being the volume weighted average trading price of our Shares on the TSX for the five trading days immediately preceding the vesting date) (the “FMV”), plus (ii) the number of vested RSUs multiplied by the cumulative dividends per Share declared payable and having a record date between the grant date of the vested RSUs and the vesting date. Upon the making of such payment, the applicable RSUs shall be deemed to be cancelled.

For all RSUs granted after the amendment on March 9, 2016, upon an individual’s RSUs vesting, Penn West will be required to pay the individual either: (i) a cash payment equal to the aggregate of (a) the number of vested RSUs multiplied by the FMV, plus (b) the number of vested RSUs multiplied by the cumulative dividends per Share declared payable and having a record date between the grant date of the vested RSUs and the vesting date; or (ii) a Share payment that is equal to (a) the aggregate number of RSUs that have vested and are to be paid out on such vesting date in the same number of Shares; plus (b) the number of vested RSUs multiplied by the cumulative dividends per Share declared payable and having a record date between the grant date of the vested RSUs and the vesting date divided by the FMV of our Shares to obtain the applicable number of Shares for payment. Such payment, whether in cash or Shares will be determined each year in the sole discretion of the RSU Administrator.

Under the RSU Plan, unless otherwise determined by the RSU Administrator at the time of grant, RSUs shall vest as to one-third on each of the first, second and third anniversaries of the date of grant, provided that in no event shall any RSUs vest later than December 31 of the third year after the date of grant. Beginning in 2015, a portion of each executive’s long term incentive compensation included RSUs issued under the RSU Plan. With respect to the President and CEO of Penn West, he is required to reinvest 100% of the after tax proceeds of such payout in Shares acquired in the market and to hold such Shares for a minimum period of two years, further aligning the President and Chief Executive Officer’s compensation with Shareholder returns.

Shareholders are being asked to approve an amendment to the RSU Plan (to be renamed the Restricted and Performance Share Unit Plan) to allow for both RSUs and PSUs to be issued under the plan and allow for payments to be made in cash or Shares (either purchased on the open market or issued for treasury). The Board approved the amendments to the RSU Plan on March 14, 2017, subject to obtaining Shareholder approval. If Shareholders do not approve the amendment to the RSU Plan, the proposed amendment of the RSU Plan will not proceed and Penn West will continue to grant RSUs under the RSU Plan. See “Matters to be Acted Upon at the Meeting—Restricted and Performance Share Unit Plan” for further details.

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STOCK OPTION PLAN

At the meeting of Unitholders of the Trust held on December 14, 2010, the Unitholders approved the Stock Option Plan, effective as of January 1, 2011. At the March 14, 2017 Board meeting, the Board decided to suspend all future grants of Options under the Stock Option Plan.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and other employees. The attraction and retention of qualified personnel has been identified as one of the key risks to Penn West’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. Since January 1, 2011, the Stock Option Plan has been the only equity-based compensation plan of Penn West pursuant to which awards are granted to acquire Shares from treasury.

On March 9, 2016, the Stock Option Plan was amended by the Board to reduce the maximum number of Shares reserved for issuance under the plan (and any other security based compensation plans) to 5.25% of the outstanding Shares at the relevant time (from 9%). In addition, the Board also approved the amendment to the vesting provision in the event of a Change of Control to include a termination of employment for a Good Reason (for the purposes of this disclosure as defined in the Stock Option Plan) in order for all the remaining Options to fully vest. The Stock Option Plan was further amended by the Board on May 9, 2016 to further the reduce the maximum number of Shares reserved for issuance under the plan (and any other security based compensation plans) to 4.25% of the outstanding Shares in order to further align Penn West with the best interests of its Shareholders. These amendments were made in accordance with the amendment provision contained in the Stock Option Plan, have been approved by the TSX and do not require shareholder approval.

Grants: The Stock Option Plan provides that any officer or other employee of, or person or company engaged by, Penn West or any of its subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted Options to purchase Shares from the treasury of Penn West from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan. The Stock Option Plan further expressly provides that Non-Management Directors of Penn West are not eligible to participate in the Stock Option Plan. Penn West’s corporate compensation practices are structured such that only employees of Penn West or any of its subsidiaries or affiliates are granted Options under the Stock Option Plan.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)

the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 4.25% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements;

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(b)	the number of Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements will not exceed 5% of the issued and outstanding Shares;

(c)	the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements will not exceed 2% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0%

(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year; and

(e)	Non-Management Directors of Penn West are not eligible to participate in the Stock Option Plan.

(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan) and within one (1) year of the Change of Control there is an event or events that constitute Good Reason (as defined in the Stock Option Plan) for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing Penn West with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice except in the case of employees who have

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executive employment agreements, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Notice takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (the “Market Price”).

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Board has determined that, until otherwise determined by the Board, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Penn West, securities of Penn West may not be traded by certain persons as designated by Penn West (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black-Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Penn West, at any time, for the disposition and surrender by the Option holder to Penn West (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Penn West may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Penn West to the Option holder. For purposes of “Summaries of Equity Compensation Plans – Stock Option Plan”, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

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Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related Option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Management Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Management Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

Termination/Death: Unless Penn West and an Option holder agree otherwise in an Option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)

upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested

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Options on the date that the Option holder is terminated; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

(c)

if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)

if the Option holder shall no longer be a Service Provider by reason of the Option holder’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

(e)

if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Penn West or its affiliates or subsidiaries at or after age 60, provided that the Option holder must have (A) provided continuous services to Penn West or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (ii) retirement from active employment or consultancy with Penn West or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Penn West or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Penn West or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify

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or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Penn West fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Penn West enters into any transaction or series of transactions whereby Penn West or all or substantially all of the assets of Penn West and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Penn West and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Penn West under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Penn West under the Stock Option Plan and Option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Penn West shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

DATA REGARDING OUTSTANDING OPTIONS

The table below reflects the numbers of Options outstanding as at April 30, 2017 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at April 30, 2017	Number outstanding as a percentage of issued and outstanding Shares as at April 30, 2017	Number issued as a percentage of issued and outstanding Shares as at April 30, 2017
Options	4,288,925	0.9%	3.35%

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TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Penn West or a change in a Named Executive Officer’s responsibilities (other than Mr. Roberts or Ms. McQuade).

NEO AGREEMENTS

Penn West has entered into employment contracts (the “NEO Agreements”) with each of its Named Executive Officers. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Penn West for cause; or (v) termination of the employment of the Named Executive Officer by Penn West other than for cause. Since Mr. Roberts and Ms. McQuade departed from Penn West effective prior to December 31, 2016, their NEO Agreements are not described below. For details regarding any payments made to Mr. Roberts and Ms. McQuade in connection with their departure from Penn West, see “Compensation Discussion & Analysis – Executive Compensation Data – Summary Compensation Table” and “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Definitions

For the purposes of the disclosure under “Termination and Termination Upon Change of Control Benefits”, the following terms have the following meanings:

“Annual Bonus” means an amount equal to either: (i) the average of the annual bonus received by the Named Executive Officer in the two (2) year period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Penn West for a period of two (2) years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s year or partial year(s) of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the Stock Option Plan, the PSU Plan, the RSU Plan or any other long-term incentive arrangements put into place by Penn West.

“Annual Compensation” means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the Stock Option Plan, the PSU Plan, the RSU Plan or any other long-term incentive arrangements put into place by Penn West) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to fifteen percent of the Annual Salary (representing Penn West’s contribution to the Savings Plan).

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“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Board” means the Board of Directors of Penn West Petroleum Ltd.

“Change of Control” has the meaning ascribed thereto in the Stock Option Plan.

“Constructive Dismissal” means unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Penn West are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any material reduction in the value of the Named Executive Officer’s benefits, plans and programs (excluding the Annual Bonus, PSU Plan, Stock Option Plan and RSU Plan), except where all senior executives of Penn West are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“Good Reason” shall mean any adverse change by Penn West and without the agreement of the Named Executive Officer in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Named Executive Officer, taken as a whole, are not at least substantially equivalent to those assigned to the Named Executive Officer immediately prior to such change or series of changes;

“PSUs” means any PSUs granted to the Named Executive Officer in 2015 and any years thereafter.

“Termination Date” means the Named Executive Officer’s last day actively at work for Penn West, regardless of the reason for the cessation of employment.

Termination of Employment by Penn West Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Penn West as a result of Constructive Dismissal or other than for cause of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) in the form of a cash payment equal to the product of a factor (being: 2.0 in the case of Mr. French and 1.5 in the cases of each of the other Named Executive Officers) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance:

(a)

For the period up to and including the Termination Date, each Named Executive Officer will also receive all earned and unpaid pro-rata Annual Salary, accrued and unused vacation pay, along with a pro rata share of the bonus earned during the year, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365;

(b)

any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options;

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(c)	the Named Executive Officer shall be entitled to a cash payment in respect of certain outstanding PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)

the number of PSUs in respect of which the NEO shall receive a cash payment (collectively, the “Early Vested PSUs”) is, in respect of each grant of PSUs granted to the NEO, equal to the number of PSUs held by the NEO on the Termination Date multiplied by a fraction, the numerator of which shall be the number of whole or partial fiscal quarters that have elapsed from the beginning of the relevant performance period to the Termination Date, and the denominator of which shall be the number of fiscal quarters in the performance period;

(II)

the amount of the cash payment for Early Vested PSUs is to be calculated in accordance with the PSU Plan on the basis that the relevant performance period shall be deemed to consist of only the period between the date of commencement of the performance period and the Termination Date;

(III)

the PSU Administrator, taking into consideration the performance of the NEO and the performance of Penn West in the period between the commencement of the performance period and the Termination Date, may determine in its sole discretion the RPF to be applied to any Early Vested PSUs held by the NEO (provided that the exercise of such discretion does not result in a lower cash payment than would otherwise be payable);

(IV)

the NEO shall forfeit for cancellation as of the Termination Date all PSUs that are not Early Vested PSUs, provided that the Board has the sole discretion to accelerate the vesting of all or any other Early Vested Other PSUs not vested pursuant to the foregoing, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower PSU award than would otherwise be payable); and

(d)

the Named Executive Officer shall be entitled to a cash or Share payment in respect of certain outstanding RSUs granted to the Named Executive Officer pursuant to the RSU Plan (first granted to NEOs in 2015) in respect of which payment has not yet been made, where:

(I)	the number of RSUs in respect of which the Executive shall receive a cash or Share payment (as applicable) (collectively, the “Early Vested RSUs”) is equal to:

(i)	the number of unvested RSUs that would have vested during the ninety (90) day period following the Termination Date (the “90 Day Unvested Awards”); and

(ii)

the number of unvested RSUs other than the 90 Day Unvested Awards (the “Other Unvested Awards”) calculated pro rata based on the number of Other Unvested Awards multiplied by a fraction, the numerator of which shall be the number of whole or partial three (3) month periods that have elapsed from the relevant grant date to the Termination Date, and the denominator of which shall be twelve;

(II)

the Board has the sole discretion to accelerate the vesting of all or any other unvested RSUs not vested pursuant to clauses (d)(I)(i) and (ii) above, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion

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does not result in a lower cash or Shares payment, as applicable, than would otherwise be payable);

(III)	any Early Vested RSUs shall be calculated and paid to the NEO in accordance with the RSU Plan; and

(IV)	the NEO shall forfeit for cancellation as of the Termination Date all RSUs that are not Early Vested RSUs.

Termination Following a Change of Control

Under the NEO Agreements with Mr. French, Mr. Dyck, Mr. Sweerts and Mr. Berthelet, there is a double trigger requirement with respect to termination in the event within (1) one year of a Change of Control. In the event within one (1) year of a Change of Control there is an adverse change by Penn West (constituting “Good Reason”), the applicable Named Executive Officer shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason, to elect to terminate his NEO Agreement and employment upon providing the Board two (2) weeks’ advance written notice. In the event of such an election, he would be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal” as if he had been terminated by Penn West as a result of Constructive Dismissal or other than for cause. At the request of the Board, such NEOs must continue his employment with Penn West for a period of up to six (6) months to assist in an orderly transition of management.

The NEO Agreement with Mr. Gegunde (in place since 2007) provides for different treatment in the event of a Change of Control than that under the NEO Agreements with the other NEO’s. Under the NEO Agreement with Mr. Gegunde, in the event of a Change of Control and upon the election (the “Election”) of Mr. Gegunde to terminate his employment, which Election would be at the discretion of Mr. Gegunde, then Mr. Gegunde would have been entitled to receive all of the compensation and benefits set out in the section above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”, as if he had been terminated by Penn West as a result of Constructive Dismissal or other than for cause. As such, in the event of a Change of Control and Mr. Gegunde making the Election, he would not be subject to the Good Reason (double trigger) requirement set forth in the Stock Option Plan and his Options would immediately vest.

In the event that Mr. Gegunde was to advise Penn West of his decision to exercise the Election: (i) in order to be valid, the notification to Penn West of the Election must be in writing and must be provided to Penn West within ninety (90) days following a Change of Control; (ii) Penn West could have required Mr. Gegunde to remain employed with, and to continue to provide normal services to, Penn West for a period not to exceed six (6) months following the Change of Control (the “Transition Period”); and (iii) if Mr. Gegunde were to not provide the requested services through the Transition Period, then the Election would be null and void, and he would not have been entitled to the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”.

Other Termination by the Named Executive Officer

Each Named Executive Officer other than the CEO is entitled to terminate the Named Executive Officer’s employment with Penn West at the Named Executive Officer’s pleasure upon providing thirty (30) days’ prior written notice (or sixty (60) days’ notice in the case of the CEO) prior written notice to

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such effect to Penn West. In such event, the Named Executive Officer shall not be entitled to any further compensation except for earned and unpaid salary, Employee Retirement/Savings Plan contributions and vacation pay accrued and owing up to and including the Termination Date.

Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Penn West and its affiliates. These confidentiality provisions survive for a specified period of time following the termination for any reason of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his NEO Agreement.

Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or Penn West enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his NEO Agreement that he will not voluntarily leave the employ of Penn West or cease to be an officer of Penn West or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated his steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

Executive Incentive Compensation Recoupment Policy

In Mr. French’s NEO Agreement, and in the March 18, 2015 amendments to the NEO Agreements accepted by Mr. Dyck and Mr. Gegunde (collectively, the “Recouped Executives”), the Recouped Executives agree to comply with the terms of the Recoupment Policy and irrevocably authorize Penn West to deduct from each Recouped Executives’ respective salaries, wages, vacation allowances, expenses reimbursements, severance and/or any other incentive compensation, all amounts relating to the portion of that Recouped Executive’s incentive compensation (including bonus, Options, PSUs and RSUs) relating to the year(s) subject to a restatement of Penn West’s financial statements due to its material non-compliance with any applicable financial reporting requirements (other than that caused by a change in applicable financial reporting requirements or applicable accounting rules or interpretations) which is in excess of the amount of incentive compensation that would have been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Recouped Executive.

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TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs (other than Mr. Roberts and Ms. McQuade) pursuant to their respective NEO Agreements and pursuant to Options, PSUs and RSUs held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2016.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2016, such as any Options, PSUs and RSUs that had already vested at such date. In addition, the table does not include information in respect of Mr. Roberts and Ms. McQuade because each departed Penn West prior to December 31, 2016. For details regarding any payments made to Mr. Roberts and Ms. McQuade in connection with their departure from Penn West, see “Compensation Discussion and Analysis – Executive Compensation Data – Summary Compensation Table” and “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Options and/or PSUs and/or RSUs Triggered by Termination(1) ($)	Total ($)
David French	Termination Without Cause(2)	1,040,000	278,833	1,318,833
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	1,040,000	278,833	1,318,833
	Retirement / Resignation(5)	Nil	Nil	Nil

David Dyck	Termination Without Cause(2)	1,134,375	1,776,091	2,910,466
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	1,134,375	1,776,091	2,910,466
	Retirement / Resignation(5)	Nil	Nil	Nil

Gregg Gegunde	Termination Without Cause(2)	806,000	1,039,727	1,845,727
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	806,000	1,039,727	1,845,727
	Retirement / Resignation(5)	Nil	Nil	Nil

Andrew Sweerts	Termination Without Cause(2)	636,000	640,772	1,276,772
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	636,000	640,772	1,276,772
	Retirement / Resignation(5)	Nil	Nil	Nil

Tony Berthelet	Termination Without Cause(2)	526,500	526,951	1,053,451
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	526,500	526,951	1,053,451
	Retirement / Resignation(5)	Nil	Nil	Nil

Notes:

(1)

Reflects the value of: (i) accelerated vesting of 2015 and 2016 PSUs in accordance with the respective terms of each of the NEO Agreements, based on an assumed RPF of 1.0, the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2016 of $2.39, and the amount of cumulative dividends paid per Share during the applicable performance period up to December 31, 2016, (ii) accelerated vesting of RSUs in accordance with the respective terms of each of the NEO Agreements, based on the volume weighted average trading price of Shares on the TSX for the 5 days

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ending December 31, 2016 of $2.36, and the amount of cumulative dividends paid up to December 31, 2016, (iii) accelerated vesting of Options in accordance with the respective terms of each of the NEO Agreements, based on the aggregate dollar value that would have been realized if such Options had been exercised on December 31, 2016, using the difference between the closing price of the Shares on the TSX on December 31, 2016 of $2.37 and the exercise price of the applicable Options.

(2)	Represents termination of the employment of the NEO by Penn West other than for cause or as a result of the Constructive Dismissal of the NEO.
(3)	Represents termination of the employment of the NEO by Penn West for cause.
(4)

In the case of Mr. French, Mr. Dyck, Mr. Sweerts and Mr. Berthelet represents a Change of Control and the subsequent election by the NEO to terminate his employment for Good Reason, resulting in the NEO’s entitlement to benefits as if the NEO had been terminated by Penn West as a result of the Constructive Dismissal or other than for cause. In the case of Mr. Gegunde, represents a Change of Control and his subsequent election to terminate his employment, resulting in Mr. Gegunde’s entitlement to benefits as if he had been terminated by Penn West as a result of the Constructive Dismissal or other than for cause.

(5)	Represents voluntary retirement of the NEO in accordance with the retirement policies established for senior executives of Penn West or voluntary resignation of the NEO.

CONTINUOUS SHAREHOLDER ENGAGEMENT

Penn West views management accessibility as key in the Shareholder engagement process. Our management team attends several conferences every year throughout North America and Europe. Furthermore, our executives are proactive in engaging investors around material announcements and quarterly earnings. Penn West’s commitment to Shareholder engagement was further demonstrated in 2016. Upon regaining financial flexibility through the sale of its Saskatchewan assets, Penn West made a concentrated effort to reconnect with the investment community by attending several conferences and North American financial centres to inform the investment community of the significant and positive changes in the Company. In response, Penn West saw several large Shareholders begin to take an investment stake in the Company and Penn West’s share of institutional ownership increased in the second half of 2016.

Shareholders are also welcome to write or email the Investor Relations Department or any of the directors or executive officers of Penn West, care of the Investor Relations Department, using the contact information in the “Miscellaneous Matters—Additional Information” section of this Information Circular or on the Penn West website. The Annual General Meeting provides another excellent opportunity for dialogue.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Penn West is not aware of any individuals who are either current or former executive officers, directors or employees of Penn West or any of Penn West’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Penn West is not aware of any individuals who are, or who at any time during 2016 were, a director or executive officer of Penn West, a proposed nominee for election as a director of Penn West, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2016, indebted to Penn West or any of its subsidiaries, or whose

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indebtedness to another entity is, or at any time since January 1, 2016 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of Penn West, any proposed director of Penn West, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2016 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries. “Informed Person” means: (i) a director or executive officer of Penn West; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Management of Penn West is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Penn West at any time since January 1, 2016, any proposed nominee for election as a director of Penn West, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Penn West).

Termination of DRIP

In March 2016, Penn West announced that the Board had decided to terminate the Penn West’s Dividend Reinvestment and Optional Common Share Purchase Plan, which had been suspended since December 2014, pursuant to the terms and conditions set forth in the plan.

Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com. Financial information in respect of Penn West and its affairs is provided in Penn West’s annual audited comparative financial statements for the year-ended December 31, 2016 and the related management’s discussion and analysis. Paper copies of Penn West’s financial statements and related management discussion and analysis are available upon request from Penn West’s Investor Relations department at:

Address:	200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3
Telephone:	(888) 770-2633
Email:	investor_relations@pennwest.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58 101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Penn West has also disclosed below, where applicable, a comparison of its governance practices with some of the corporate governance standards (the “NYSE Standards”) of the New York Stock Exchange (“NYSE”). As a Canadian corporation listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards. In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies. Penn West’s statement of Significant Differences in Penn West’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West’s website at www.pennwest.com.

Penn West’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

See “Information Concerning the Board and Director Nominees—Director Independence”.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See “Information Concerning the Board and Director Nominees—Director Independence”.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (seven of eight, or 87.5 percent) are independent. The Board has determined that following the Meeting, seven of eight

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(or 87.5 percent) of the directors will be independent, provided all of management’s nominees are elected to the Board.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See “Information Concerning the Board and Director Nominees - Other Public Company Board Memberships”.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2016 is disclosed in “Information Concerning the Board and Director Nominees—Director Attendance Record”.

Under the NYSE Standards, Non-Management Directors are required to meet regularly without management present. In addition, if any Non-Management Director is not independent, the independent directors should meet at least once per year. The practices of the Board satisfy this requirement.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, Richard George, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the Governance Committee, has developed broad terms of reference for the Chairman of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See “Information Concerning the Board and Director Nominees - Director Attendance Record”.

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2.	Board Mandate

(a)	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See “Other Board Information – Director Orientation and Education—Director Orientation Program”.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Other Board Information – Director Orientation and Education—Director Continuing Education”.

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West’s website. Penn West has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Penn West’s website at www.pennwest.com.

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5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Penn West, including directors, officers and employees, which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West’s website. Penn West is in compliance with this requirement.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the code by requiring annual certifications by its officers and senior financial management that they will comply with the code and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2016 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

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(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Penn West and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Penn West’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Governance Committee’s perception of the evolving needs of Penn West.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. French, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the Governance Committee, meet the qualifications for independence contained in the NYSE Standards. The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the committee’s perception of the needs of Penn West. The committee also reviews the proposed director nominees for Penn West’s annual management proxy circular and recommends such director nominations for approval by the Board.

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7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See “Remuneration of Directors”.

Compensation of Officers

See “Compensation Discussion & Analysis – Executive Compensation Review Process”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HR&C Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. French, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the HR&C Committee, meet the qualifications for independence contained in the NYSE Standards. The HR&C Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•	Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive

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compensation, grants of equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and grants of equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, based on the evaluation completed by the independent members of the Board on the CEO’s performance pursuant to the goals and objectives approved by those members, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, and any grants of equity based or long-term incentive compensation;

•	Review and make recommendations to the Board respecting proposed appointments of officers of Penn West, including the terms of any executive employment agreements;

•	Review and report to the Board regarding succession plans for the Chief Executive Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members: George H. Brookman (Chair), Raymond Crossley, and Maureen Cormier Jackson, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing Penn West’s approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

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Operations and Reserves Committee

Members: William A. Friley (Chair), Rick George and John Brydson, all of whom are independent directors.

The Operations and Reserves Committee assists the Board in fulfilling its oversight responsibilities relating to oil and natural gas reserves and resources data and health, safety, environmental and regulatory compliance matters. The main objectives of the Committee are to assist the Board in meeting its oversight responsibilities in respect of:

•	the selection and appointment of the qualified reserves evaluator(s) or auditor(s) engaged to report on Penn West’s reserves;

•	review of the reserves and resources data of the Company and procedures with respect to the reporting thereof;

•	the Company’s policies and practices with respect to matters of the environment, health and safety; and

•	compliance with applicable legislative, regulatory and corporate standards with respect to operations.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See “Other Board Information—Board Assessment and Nominations”.

10.

Director Term Limits and Other Mechanisms of Board Renewal—Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board’s objective is to be a balanced board made up of members with diverse characteristics, experience and tenure. In furtherance of that objective, the Board has implemented two primary mechanisms of board renewal: a retirement policy and an annual Board and director performance assessment process. For details regarding our director retirement policy, see “Information Concerning the Board and Director Nominees—Directors’ Term and Retirement Policy.” For details regarding our Board’s annual performance assessment process, see “Other Board Information – Board and Director Performance Assessment”. The Board has not adopted term limits for directors, as it believes that the director retirement policy and the annual performance assessment process are effective in achieving the appropriate level of renewal of the Board’s membership. In this regard, it should be noted that of the 8 nominees standing for election as directors at the Meeting, only 3 of such nominees (Mr. Brookman, Mr. Thornton and Mr. George) have served on the Board for more than three years.

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11.	Policies Regarding the Representation of Women on the Board

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Yes, the Board has adopted a written Diversity Policy relating to, among other things, the identification and nomination of women directors.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,

The objective of Penn West’s Diversity Policy is to ensure that Penn West captures the business and economic potential that is derived from diversity at all organizational levels. Pursuant to the policy, in identifying suitable candidates for election to the Board, individual members of the Board and the Governance Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination as directors.

(ii)	the measures taken to ensure that the policy has been effectively implemented,

Among other things, the executive search firms utilized by the Board to assist with the identification of candidates for nomination to the Board or appointment to the senior management team are selected, in part, on their proven ability to identify candidates of diverse backgrounds.

(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and

The Diversity Policy was adopted on March 11, 2015. As of the date hereof, one of Penn West’s eight directors are women.

(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The effectiveness of Penn West’s Diversity Policy is assessed through a thorough review of all potential candidates against clear criteria for the knowledge, experience, training and skills required to assist Penn West to capitalize on the opportunities available to it.

12.

Consideration of the Representation of Women in the Director Identification and Selection Process—Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

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To ensure the success of Penn West, as it annually reviews succession and Board effectiveness, the Board is committed to actively recruit Board members from diverse backgrounds. In identifying suitable candidates for election to the Board, individual members of the Board and the Governance Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination to our Board.

13.

Consideration Given to the Representation of Women in Executive Officer Appointments—Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Board recognizes that diversity within Penn West is essential for the growth and prosperity of the Company. When appointing an individual to the senior management team, the diversity of the entire organization is reviewed to ensure that Penn West benefits from the strategic and operational advantages of diversity.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Penn West has not adopted a target regarding women on its Board, as it believes that the use of objective criteria to identify Board nominees is in the best interests of Penn West and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Penn West has not adopted a target regarding women in executive officer positions, as it believes that the use of objective criteria to identify executives is in the best interests of Penn West and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)	the target, and

Not applicable.

(ii)	the annual and cumulative progress of the issuer in achieving the target.

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Not applicable.

15.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Assuming the election of the proposed nominees to the Board, Penn West’s Board will include one woman, representing 12.5% of the directors.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

None of Penn West’s executive officers are women at the present time, although women have held executive positions at Penn West in the past.

Other Activities of the Board

The Board is responsible for the stewardship of the Company and its subsidiaries. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the long-term strategic direction of the Company; (ii) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (iii) the approval of capital expenditure budgets; (iv) the establishment of credit facilities; (v) any offers for Shares; (vi) any issuances of additional Shares; (vii) the determination of dividend policies; and (viii) establishing and administering the Stock Option Plan, PSU Plan, RSU Plan, Savings Plan and any other equity-based and/or long-term compensation plans.

The Board, in part, performs its mandated responsibilities through the activities of its four standing committees: the Audit Committee, the Governance Committee, the HR&C Committee and the Operations and Reserves Committee.

The Board and its committees have access to senior management on a regular basis as Mr. French, the President and Chief Executive Officer, is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Penn West that could reasonably interfere with the exercise of a director’s independent judgment. The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

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Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Penn West’s annual information form for the year ended December 31, 2016 for information regarding Penn West’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.pennwest.com, for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

Each year, Penn West distributes to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters. In 2016, Penn West’s distribution of the code of business conduct and ethics included a mandatory education component whereby employees were required to complete a short course and quiz on ethics and the code of business conduct and ethics. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. Compliance affirmations are obtained annually for all executive and certain key financial and operational employees and for a broader group of Penn West’s staff. The code is available on Penn West’s website at www.pennwest.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Penn West”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

•	be designed to achieve the Corporation’s principal objectives,

•	identify the principal strategic and operational opportunities and risk of the Corporation’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

•	approve the distribution policy of the Corporation;

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•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Penn West;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year; and

•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, among other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;

•	review annually the adequacy and form of the compensation of directors.

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Delegation

•

The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves and A&D, Human Resources and Compensation, Health, Safety, Environment and Regulatory and Governance committees.

Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.

•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities. In addition, the Board must affirmatively determine that an independent director has no material relationship with Penn West, nor is designated as not being independent under Section 303A.02 of the New York Stock Exchange Listed Company Manual; provided, however, that such independent directors need not meet such independence requirements if there is an available exemption therefrom and Penn West complies with the requirements for claiming such an exemption.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•	change in personal circumstances which would reasonably reflect poorly on Penn West (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Non-Management Board members shall offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 70 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the non-management directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

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Reporting / Authority

•	Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of Penn West and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

Glossary

To help you in understanding this Information Circular, we use the following terms, which are defined as explained below.

“ABCA” means the Business Corporations Act (Alberta).

“Award Plan” means the amended RSU Plan, renamed the Restricted and Performance Share Unit Plan, which is subject to obtaining Shareholder approval at the Meeting.

“Beneficial Shareholders” means Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary.

“Board” or “Board of Directors” means the board of directors of Penn West as it may be constituted from time to time.

“boe” means barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“boe/d” means boe per day.

“Broadridge” means Broadridge Financial Solutions, Inc. and its affiliates.

“Corporate Conversion” means the conversion of the Trust on January 1, 2011 from an income trust structure to a corporate structure, now Penn West, pursuant to a plan of arrangement approved by the Unitholders of the Trust and the Court of Queen’s Bench of Alberta.

“DRIP” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan of the Company, amended and restated on January 1, 2011. The DRIP was terminated in March 2016 pursuant to the terms and conditions contained in the plan.

“DSU Plan” means the Deferred Share Unit Plan of the Company for Non-Management Directors.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“Early PSU” has the meaning given to such term in “Termination and Change of Control Benefits—NEO Agreements”.

“equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment.

“Executive Compensation Peer Group” has the meaning given to such term in “Executive Compensation Review Process—Executive Compensation Peer Group and Benchmarking”.

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“Governance Committee” means the Governance Committee of the Board.

“HR&C Committee” means the Human Resources and Compensation Committee of the Board.

“incentive plan” means, for the purposes of applicable Canadian securities legislation, any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

“Information Circular” means this Information Circular and Proxy Statement dated April 30, 2017.

“Instrument of Proxy” means the form of proxy provided to registered Shareholders by the Company for use in respect of the Meeting.

“Management” means the management of Penn West.

“Management Director” means a director of Penn West who is also a full-time or part-time employee of Penn West. For greater clarity, Mr. Roberts and Mr. French were the only Management Directors in 2016 and as at April 30, 2017, Mr. French remains the only Management Director.

“Meeting” means the annual and special meeting of Shareholders to be held on Monday, June 26, 2017 to which this Information Circular relates.

“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation advice to the HR&C Committee, the Board and Management.

“Named Executive Officers” or “NEOs” means: David French, the President and Chief Executive Officer; David Dyck, the Senior Vice President and Chief Financial Officer; David Roberts, the President and Chief Executive Officer until October 24, 2016; Gregg Gegunde, the Senior Vice President, Exploitation, Production and Delivery; Michelle McQuade, the Vice President, Stakeholder Relations until July 15, 2016; Andrew Sweerts, the Vice President, Business Development & Commercial; and Tony Berthelet, the Vice President, Development and Production . “Named Executive Officer” or “NEO” means any one of the Named Executive Officers.

“NI 58-101” means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“non-equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan or portion of an incentive plan that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

“Non-Management Director” means a director of Penn West who is not also an employee of Penn West. For greater clarity, in 2016, all of the directors other than Mr. Roberts and Mr. French were Non-Management Directors and as of October 24, 2016, Mr. French was the only Management Director.

“NYSE” means the New York Stock Exchange.

“Option” means a right to purchase a Share issued under the Stock Option Plan.

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“option-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

“Penn West”, “Company”, “Corporation”, “we”, “us” or “our” means, prior to January 1, 2011, the Trust and its subsidiaries, and from and after January 1, 2011, Penn West Petroleum Ltd. and its subsidiaries.

“Proxy Deadline” means 10:00 a.m. (Mountain Daylight Time) on June 22, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting.

“PSU” means a performance share unit issued under the PSU Plan.

“PSU Plan” means the performance share unit plan of Penn West.

“Realizable Pay” includes salary, the cash bonus earned during the particular year reported and annual long-term incentives granted during the particular year valued as follows: (i) value of Options (market price of Shares less exercise price) that were granted in that particular year and that were exercised as at or prior to December 31, 2016; (ii) value attributed to PSUs that were granted in that particular year and that had vested as at or prior to December 31, 2016; (iii) the ‘in-the-money’ value (as at December 31, 2016) of Options that were granted in that particular year and that had not been exercised as at December 31, 2016; and (iv) the value (as at December 31, 2016) for PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2016.

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of Penn West’s peer performance group during the applicable performance period.

“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. For information regarding our reserves, see our Annual Information Form for the year ended December 31, 2016 dated March 14, 2017 which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“Restatement” means Penn West’s restatement of its (i) audited annual financial statements for the years ended December 31, 2013 and 2012, (ii) unaudited interim financial statements for the three months ended March 31, 2014 and 2013, and (iii) MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, in each case on September 18, 2014.

“Restricted Option” means a restricted option issued under the Stock Option Plan, none of which remain outstanding.

“RPF” means the relative performance factor of a PSU under the PSU Plan.

“RSU” means an incentive award issued under the RSU Plan.

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“RSU Plan” means the Restricted Share Unit Plan (formerly the Long Term Retention and Incentive Plan), amended and restated as of January 1, 2011, March 6, 2014, March 11, 2015 and March 9, 2016. The Board approved a further amendment to the plan on March 14, 2017, subject to obtaining Shareholder approval at the Meeting.

“Savings Plan” means the Employee Retirement/Savings Plan of Penn West.

“SEDI” means Canada’s System for Electronic Disclosure by Insiders. “Share” means a common share in the capital of Penn West.

“share-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of Penn West.

“STIP” means short term incentive plan.

“Stock Option Plan” means the stock option plan of Penn West.

“Total Shareholder Return” or “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period.

“Trust” means the Corporation’s predecessor, Penn West Energy Trust, as it existed prior to the Corporate Conversion.

“Trust Unit” means a trust unit of the Trust.

“TSX” means the Toronto Stock Exchange.

“Unitholder” means a person who owned, director or indirectly, a Trust Unit prior to the Corporate Conversion.

“Voting Instruction Form” means the voting instruction form provided to a Beneficial Shareholder for the purpose of obtaining the Beneficial Shareholder’s voting instructions in respect of the matters to be considered at the Meeting.

Oil and Gas Information Advisory

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as

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compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures Advisory

In this Information Circular, we refer to certain financial measures that are not determined in accordance with International Financial Reporting Standards (“GAAP”). These measures as presented do not have any standardized meaning prescribed by GAAP and therefore they may not be comparable with calculations of similar measures for other companies. We believe that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

“EBITDA” is Funds Flow excluding the impact of financing expenses, realized gains/losses on foreign exchange hedges on prepayments, realized foreign exchange gains/losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes.

“Funds Flow” is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. For additional information relating to funds flow, including a reconciliation of our funds flow to our cash flow from operating activities, see our latest MD&A which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“Funds Flow from Operations” excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. For additional information relating to funds flow from operations, including a reconciliation of our funds flow from operations to our funds flow, see our latest MD&A which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“Netback” is a measure of cash operating margin on an absolute or per-unit-of-production basis and is calculated as the absolute or per-unit-of-production amount of revenue less royalties, operating costs and transportation. The measure is used to assess the operational profitability of the Company as well as relative profitability of individual assets. For additional information relating to netbacks, including a detailed calculation of our netbacks, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Forward-Looking Statement Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, that the prior year transition by the Company left it stronger, more focused and with the financial flexibility to set the stage for many years of growth to come; that the Company is focusing on increasing Shareholder value through delivery of organic growth while spending within funds flow from operations; that it will focus on maximizing the potential of its three key Alberta assets; the belief that engagement with Shareholders is important; the intention that

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the Award Plan, if approved, will serve as the Corporation’s primary equity-based compensation plan going forward; that the Corporation is a disciplined, entrepreneurial intermediate oil and gas company producing approximately 30,000 boepd, with a healthy balance sheet, and a portfolio of key assets that offer self-funded growth; the belief that a name change will reflect the focus and strategy of the Corporation as it strives to deliver material value growth for our Shareholders; the belief that the elimination of the consolidated accounting deficit of $6.8 billion as at April 1, 2017 in connection with the Corporation’s transition is beneficial on a go-forward basis; and that it will be committed to continually reviewing and improving its compensation design and disclosure and staying competitive with industry peers while working towards the Company’s long-term strategies.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our Shareholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to enter into amendments to the agreements governing our syndicated bank facility and senior notes on satisfactory terms or at all and that as a result we breach one or more of the financial covenants in such agreements and default thereunder; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form for the year ended December 31, 2016 and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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APPENDIX D

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

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Draft Award Plan—Subject to Approval at Annual and Special Meeting of the Shareholders to be held on June 26, 2017

PENN WEST PETROLEUM LTD.

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

Originally dated as of September 24, 2009, as amended and restated as of January 1, 2011,

March 6, 2014, March 11, 2015, March 9, 2016 [and June 26, 2017.]

The board of directors of Penn West Petroleum Ltd. (the “Corporation”) has adopted this Restricted and Performance Share Unit Plan (the “Plan”) governing the grant of Share Unit Awards (as defined herein) to Service Providers (as defined herein) to the Corporation and its Affiliates (as defined herein).

1.	Purposes and Background

The principal purposes of the Plan are as follows:

(a)	to incentivize, retain and attract qualified Service Providers that the Corporation and its Affiliates require;

(b)

to align the interests of the Service Providers with the interests of the Shareholders by (i) providing Service Providers with an element of compensation that is based on the market performance of the Shares and the amount of Dividends paid on such Shares, and (ii) providing Service Providers with a means to accumulate a financial interest in the Corporation; and

(c)

to promote a proprietary interest in the Corporation by such Service Providers and to encourage such persons to remain in the employ or service of the Corporation and its Affiliates and put forth maximum efforts for the success of the business and affairs of the Corporation and its Affiliates.

2.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)

“Adjustment Ratio” means, with respect to any Share Unit Award, the ratio used to adjust the number of Shares underlying such Share Unit Award and issuable on the applicable Payment Date, subject to and in accordance with the terms of the Plan; and, in respect of each Share Unit Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted on a compounding basis thereafter by increasing the Adjustment Ratio on each Dividend Payment Date that occurs between the Grant Date and the Payment Date, as applicable, effective on the day following the corresponding Dividend Record Date, by an amount, rounded to the nearest six decimal places, equal to a fraction having as its numerator the value of the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Fair Market Value of the Shares on that Dividend Payment Date;

(b)	“Administrator” means the Board, provided that if the Board delegates some or all of its administrative responsibilities under this Plan to a committee of the Board or one of its

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members pursuant to Section 3, then “Administrator” shall refer to such committee of the Board or Board member, where applicable;

(c)

“Affiliate” means a corporation, partnership or trust that is affiliated with the Corporation (within the meaning of the Securities Act (Alberta)), and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(d)	“Black-Out Period” means a period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation;

(e)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(f)

“Cessation Date” means, in respect of a Service Provider: (i) the date of the termination of, or the resignation from, active employment with or consultancy to the Corporation or an Affiliate, as the case may be, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider; or (ii) the date of the Service Provider’s death. For greater certainty, a transfer of employment or consultancy between the Corporation and an Affiliate or between Affiliates shall not be considered an interruption or termination of the employment or consultancy of a Service Provider for any purpose of this Plan, unless otherwise determined by the Administrator;

(g)	“Change of Control” means:

(i)	a successful Takeover Bid; or

(ii)	(A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I)	a person or group of persons “acting jointly or in concert” (within the meaning of NI 62-104); or

(II)	an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

(B)

members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

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(iii)

the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (g)(ii) above was applicable to the transaction); or

(iv)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

(h)	“Continuing Entity” has the meaning set forth in Section 7 hereof;

(i)

“Corporate Performance Measures” for any Performance Period, means the performance measures to be taken into consideration in granting PSU Awards and determining the Payout Multiplier in respect of any PSU Award, which may include, without limitation, the following:

i.

Relative Total Shareholder Return; ii. recycle ratio; iii. activities related to the growth of the Corporation; iv. average production volumes of the Corporation; v. unit costs of production of the Corporation; vi. total proved reserves (on a net basis) of the Corporation;

vii.	key leading and lagging indicators of health, safety and environmental performance of the Corporation;

viii.	the execution of the Corporation’s strategic plan as determined by the Administrator; and

ix.	such additional or alternative measures as the Administrator, in its sole discretion, shall consider appropriate in the circumstances.

(j)

“Dividend” means a dividend declared and paid by the Corporation in respect of the Shares, whether payable in cash, Shares of other securities or other property, expressed as an amount per Share in Canadian dollars;

(k)	“Dividend Payment Date” means any date that a Dividend is paid to Shareholders;

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(l)	“Dividend Record Date” means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(m)	“Exchange” means the Toronto Stock Exchange;

(n)	“Expiry Date” has the meaning set forth in Subsection 6(c)(iv) hereof;

(o)

“Fair Market Value” with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Administrator in its sole discretion, acting reasonably) for the five Trading Days immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Administrator in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Administrator from time to time acting reasonably and in good faith;

(p)

“Good Reason” shall mean any adverse change by the Corporation, on or following a Change of Control, without the agreement of a Grantee, in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Grantee, taken as a whole, are not at least substantially equivalent to those assigned to the Grantee immediately prior to such change or series of changes

(q)	“Grant Date” means the date on which a Share Unit Award is granted;

(r)	“Grantee” has the meaning set forth in Section 4 hereof;

(s)	“Insider” means an insider of the Corporation, as defined in the applicable rules of the Exchange for this purpose;

(t)

“Leave of Absence” means a period of time during which a Service Provider continues to be a Service Provider notwithstanding that the Service Provider is not actively providing employment or other services to the Corporation or an Affiliate (including, without limitation, a Service Provider on a parental leave, an educational leave or a medical leave (and whether paid or unpaid)), and which period of time is designated as a “Leave of Absence” by the Administrator (in its sole and absolute discretion), provided however that such period of time must be in excess of 90 days to qualify as a Leave of Absence for the purposes of this Plan;

(u)

“Leave Ratio” means, with respect to any Share Unit Award, the ratio used to adjust the notional number of Shares to be issued on the applicable Payment Date pertaining to such Share Unit Award for periods of time that the Grantee of such Share Unit Award is on a Leave of Absence and, shall be an amount, rounded to the nearest six decimal places, equal to a fraction having as its numerator the total number of days between the

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date of grant of such Share Unit Award and the RSU Vesting Date or PSU Vesting Date, as applicable, that the Grantee has not been on a Leave of Absence (provided for clarity, that the first 90 days of a Leave of Absence shall be excluded from the numbers of days in the calculation), and having as its denominator, the total number of days between the Grant Date and the RSU Vesting Date or PSU Vesting Date, as applicable;

(v)	“NI 62-104” means National Instrument 62-104 –Take-Over Bids and Issuer Bids, as amended from time to time;

(w)	“Non-Management Director” means a director of the Corporation who is not also an employee of the Corporation or any Affiliate of the Corporation;

(x)	“Option Plan” means the Corporation’s stock option plan, as amended from time to time;

(y)

“Payment Date” means, with respect to any Share Unit Award, the date upon which the Corporation shall pay cash or issue Shares to the Grantee as payment of all or a portion of the Settlement Amount to which the Grantee is entitled pursuant to such Share Unit Award in accordance with the terms hereof;

(z)	“Payout Multiplier” means a number ranging from a minimum of zero (0) to a maximum of two (2);

(aa)	“Performance Group” means, generally, public North American oil and gas issuers that are competitors of the Corporation;

(bb)

“Performance Period” means the period as designated by the Administrator applicable to a PSU Award made hereunder, subject to adjustment or modification pursuant to the terms and conditions of the Plan;

(cc)

“PSU Award” means an award under the Plan designated as a “PSU Award”, pursuant to which a cash payment shall be made or Shares shall be issued to the Grantee on the applicable Payment Date(s), determined subject to and in accordance with the terms and conditions of the Plan and which shall, unless otherwise determined by the Administrator, initially represent one notional Share;

(dd)

“PSU Vesting Date” means the date on which a PSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of Subsection 6(c)(ii) hereof, except as otherwise contemplated in the Plan;

(ee)

“Relative Total Shareholder Return” means the percentile rank, expressed as a whole number, of the Corporation’s Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of the Performance Group during the applicable Performance Period;

(ff)

“RSU Award” means an award under the Plan designated as a “RSU Award”, pursuant to which a payment shall be made or Shares shall be issued to the Grantee on the applicable Payment Date(s), determined subject to and in accordance with the terms

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and conditions of the Plan and which shall, unless otherwise determined by the Board, initially represent one notional Share;

(gg)

“RSU Vesting Date” means the date on which an RSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of the Plan as set forth in Subsection 6(c)(i) hereof, except as otherwise contemplated in the Plan;

(hh)

“Security Based Compensation Arrangement” has the meaning ascribed thereto in Part VI of the Company Manual of the Exchange, as amended from time to time, and as of the date hereof includes any incentive plan, option, option plan, restricted share award plan or employee share purchase plan where the Corporation provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism, which in each case involves the issuance or potential issuance of securities from the Corporation’s treasury, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Corporation’s treasury;

(ii)

“Service Providers” means full-time or part-time employees and consultants of the Corporation and its Affiliates who are designated by the Administrator from time to time as eligible to participate in this Plan; for greater certainty, Non-Management Directors shall not be eligible to participate in this Plan;

(jj)	“Settlement Amount” has the meaning ascribed thereto in Section 6(d)(i);

(kk)	“Share Unit Award” means an RSU Award or PSU Award, as applicable, made pursuant to the Plan;

(ll)

“Share Unit Award Agreement” means a written agreement between the Corporation and the Grantee or an award letter or other confirmation from the Corporation evidencing a grant of RSU Awards or PSU Awards made pursuant to the Plan;

(mm)	“Shareholder” means a holder of Shares;

(nn)

“Shares” means common shares in the capital of the Corporation or, in the event of an adjustment contemplated by Section 7, such other securities resulting from such adjustment, and includes any securities of the Continuing Entity;

(oo)	“Subsidiary” has the meaning ascribed there in the Securities Act (Alberta);

(pp)

“Takeover Bid” means a “take-over bid” as defined in NI 62-104, pursuant to which the “offeror” would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares;

(qq)

“Total Shareholder Return” means, with respect to any Performance Period, the total return to shareholders on Shares calculated using cumulative Dividends or other distributions on a reinvested basis (as such Dividends or other distributions occur) and the change in the trading price of the Shares on the Exchange over such period; and

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(rr)

“Trading Day” means a day on which the Shares trade on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion).

3.	Administration

Subject to Section 10 hereof, the Administrator shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation, the authority to:

(a)	determine the Fair Market Value of the Shares on any date in accordance with the definition of Fair Market Value contained herein;

(b)	determine the Service Providers to whom, and the time or times at which, Share Unit Awards shall be granted;

(c)	determine the number of Share Unit Awards granted to each Service Provider, if any, and to grant Share Unit Awards;

(d)	prescribe, amend and rescind rules and regulations governing the operation of this Plan;

(e)

interpret and construe this Plan and to determine all questions arising out of this Plan and any Share Unit Award granted pursuant to this Plan (and any such interpretation, construction or determination made by the Administrator shall be final, binding and conclusive for all purposes on the Corporation and the Grantee);

(f)

determine the terms and conditions of Share Unit Award Agreements (which need not be identical) entered into in connection with the grant of Share Unit Awards and the form of documents or processes in respect of the payment of Share Unit Awards;

(g)	determine whether payment of vested Share Unit Awards are to be made in cash or Shares;

(h)	determine the Payment Date with respect to any Share Unit Award, subject to the provisions of this Plan;

(i)	determine the number of Shares to be referenced by each Share Unit Award;

(j)	determine all matters relating to the determination of the Performance Group (if any), the Performance Period and the Payout Multiplier to be applied to any grant of PSU Awards from time to time;

(k)	determine whether any vesting criteria shall apply to any particular Share Unit Award and, if so, to determine such vesting criteria; and

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(l)	make all other determinations deemed necessary or advisable for the administration of this Plan.

The Administrator may delegate to one or more persons (including without limitation any committee of the Board or Board member) such administrative duties as it may deem advisable, and the Administrator or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility that the Administrator or such person may have under this Plan.

For greater certainty, and without limiting the discretion conferred on the Administrator pursuant to this Section 3, the Administrator’s decision to approve the grant of a Share Unit Award in any period to a Service Provider shall not require the Administrator to approve the grant of a Share Unit Award to any Service Provider in any other period; nor shall the Administrator’s decision with respect to the size or terms and conditions of a Share Unit Award in any period require it to approve the grant of a Share Unit Awards of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period; nor shall the Administrator’s determination to pay the Settlement Amount in respect of a particular Share Unit Award in cash or Shares, as the case may be, require the Administrator to determine that the same form of payment must be made in respect of any other Share Unit Award. The Administrator shall not be precluded from approving the grant of a Share Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Share Unit Award under this Plan or any other similar compensation arrangement of the Corporation or an Affiliate. No Service Provider has any claim or right to be granted a Share Unit Award.

4.	Eligibility and Award Determination

Share Unit Awards may be granted by the Administrator from time to time, at its sole discretion, to Service Providers; provided, however, that the participation of a Service Provider in the Plan is voluntary. In determining the Service Providers to whom Share Unit Awards may be granted (“Grantees”) and the number of Share Unit Awards granted to a Service Provider, the Administrator may take into account such factors as it shall determine in its sole and absolute discretion including, if so determined by the Administrator, any one or more of the following factors:

(a)	compensation data obtained in respect of the Corporation’s peer group (as determined by the Administrator in its sole discretion) for positions that are comparable to those held by a Grantee;

(b)	the duties, responsibilities, position and seniority of a Grantee;

(c)	the individual contributions and potential contributions of a Grantee to the success of the Corporation;

(d)	any cash bonus payments paid or to be paid to a Grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation;

(e)	the Fair Market Value of the Shares at the time of the grant of any Share Unit Awards; and

(f)	such other factors as the Administrator shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Plan.

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5.	Shares Subject to the Plan

Notwithstanding any other provision of this Plan:

a)

the number of Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Share Unit Awards under this Plan shall not exceed 3.9% of the aggregate number of issued and outstanding Shares;

b)

the number of Shares issued to Insiders of the Corporation, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Shares; and

c)

the number of Shares issuable to Insiders of the Corporation, within any one year period, under all Security Based Compensation Arrangements, including this Plan shall not exceed 10% of the issued and outstanding Shares.

For the purposes of this Plan, any increase in the issued and outstanding Shares will result in an increase in the number of Shares that are available to be issued under the Plan pursuant to Subsection 5(a). Following the settlement, exercise, expiration, cancellation or other termination of any Share Unit Awards under the Plan (regardless of the form of payment in respect thereof), a number of Shares equal to the notional number of Shares underlying the Share Unit Awards so settled, exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Share Unit Awards that may subsequently be granted under the Plan.

6.	Terms and Conditions of Share Unit Awards

Each Share Unit Award granted under this Plan shall be subject to the terms and conditions of this Plan and evidenced by a Share Unit Award Agreement, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Administrator, in its sole discretion, shall establish):

(a)

Number and Type of Share Unit Awards — The Administrator shall determine (in accordance with the provisions set forth in Section 4 of this Plan) the number of Share Unit Awards to be granted to each Grantee and shall designate such award as either a “RSU Award” or a “PSU Award”, as applicable, in the Share Unit Award Agreement relating thereto. Notwithstanding the foregoing, Share Unit Awards shall not be granted during a Black-Out Period.

(b)

PSU Award Payout Multiplier –The Board shall specify the criteria required to assess the performance of the Corporation during a Performance Period at the time that PSU Awards are granted (which criteria may vary for different grants of PSU Awards), including without limitation:

(a)	the Corporate Performance Measure(s);

(b)	the members of the Performance Group (if any); and

(c)	the calculation methodology used to determine the Payout Multiple based on the performance ranking of the Corporation.

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Once a Performance Group (if any) has been determined for a particular Performance Period, it cannot be amended, provided that if during a Performance Period one of the entities comprising the Performance Group: (i) ceases to exist; (ii) ceases to be a publicly listed entity; or (iii) otherwise, in the opinion of the Board having regard to the principal purposes of the Plan, ceases to be an appropriate member of the Performance Group; it may be removed from the Performance Group by the Board.

(c)	Vesting Dates, Payment Dates and Adjustment of Share Unit Awards

(i)

RSU Awards – Subject to the remainder of this Section 6 (and subject to the Administrator’s determination, in its absolute and sole discretion, to establish a vesting schedule other than the vesting schedules identified below, provided that such alternative vesting schedule complies with the other terms and conditions of this Plan), the RSU Vesting Date for a particular RSU Award shall be as follows:

a)	as to one-third of the RSU Awards granted, on the first anniversary of the Grant Date;

b)	as to one-third of the RSU Awards granted, on the second anniversary of the Grant Date; and

c)	as to the remaining one-third of the RSU Awards granted, on the third anniversary of the Grant Date.

(A)

Subject to the remainder of this Section 6 and unless otherwise determined by the Administrator at the time of grant, the Payment Date for an RSU Award shall be as soon as practicable following the RSU Vesting Date, and in any event within 30 days of the RSU Vesting Date. Payment for a vested RSU Award shall be made by the Corporation to the Grantee on the corresponding Payment Date in accordance with Subsection 6(d) hereof.

(ii)

PSU Awards – Subject to the remainder of this Section 6 (and subject to the Administrator’s determination, in its absolute and sole discretion, to establish a vesting schedule other than the vesting schedules identified below, provided that such alternative vesting schedule complies with the other terms and conditions of this Plan), the PSU Vesting Date for a particular PSU Award shall be the date that is the later of:

a)	the date of completion of the Performance Period applicable to such PSU Award; and

b)	the third anniversary of the Grant Date of such PSU Award.

(A)

Subject to the remainder of this Section 6 and unless otherwise determined by the Administrator at the time of grant, the Payment Date for a PSU Award shall be as soon as practicable following the PSU Vesting Date, and in any event within 90 days of the PSU Vesting Date. Payment for a vested PSU Award shall

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be made by the Corporation to the Grantee on the corresponding Payment Date in accordance with Subsection 6(d) hereof.

(iii)	Adjustment of Share Unit Awards – Immediately prior to each Payment Date, the number of Shares notionally underlying a Share Unit Award shall be adjusted by multiplying such number by:

(A)	the Leave Ratio applicable in respect of such Share Unit Award;

(B)	the Adjustment Ratio applicable in respect of such Share Unit Award; and

(C)	the Payout Multiplier applicable to such Share Unit Award, in the case of a PSU Award;

(D)	provided however, that:

(E)

if a Grantee has been on a Leave of Absence at any time since the Grant Date in respect of such Share Unit Award, the Adjustment Ratio shall not be adjusted for any Dividends paid during the period of such Leave of Absence; and

(F)

subject to any required approvals that may be required by the Exchange and notwithstanding any other provision of this Plan, the Board hereby reserves the right to make any additional adjustments to the number of Shares notionally underlying any Share Unit Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan and terms of the Share Unit Award.

(iv)

Final Payment Date – Notwithstanding any other provision of this Plan to the contrary, for greater certainty, no term or condition of a grant of Share Unit Awards hereunder or any Share Unit Award Agreement may have the effect of causing the payment or issuance of Shares pursuant to any RSU Award or PSU Award under the Plan to a Grantee in satisfaction of such Grantee’s RSU Awards or PSU Awards under the Plan (or any portion thereof) to occur after December 31st in the third (3rd) calendar year following the calendar year in respect of which such Share Unit Awards were granted (the “Expiry Date”).

(d)	Payment for Vested Share Unit Awards

(i)

The Corporation shall satisfy all amounts owing or payable to a Grantee in respect a Share Unit Award that has vested and become payable pursuant to this Plan by, at the option of the Board, in its sole discretion, any of the following methods or by a combination thereof: (i) paying to the Grantee, on the applicable Payment Date, an amount in cash equal to the Fair Market Value of the Shares notionally underlying such Share Unit Awards; or (ii) issuing to the Grantee on the Payment Date the number of fully paid and non assessable Shares notionally underlying such Share Unit Awards, in each case as adjusted in

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accordance with the relevant provisions set forth in Subsection 6(c) (the “Settlement Amount”), in consideration for the deemed surrender by the Grantee to the Corporation of such vested Share Unit Awards. On the applicable Payment Date, the Corporation shall cause a cash payment to be made to the Grantee (or as the Grantee may direct) or a certificate representing the Shares to be issued in the name of the Grantee (or as the Grantee may direct) as payment of the Settlement Amount and such Share Unit Awards in respect of which such payment or issuance has been made shall be deemed to be cancelled. The Corporation shall not be required to determine whether the payment method shall take the form of cash or Shares until the Payment Date, or some reasonable time prior thereto. A holder of a Share Unit Award shall not have any right to demand the form of payment in respect of the Settlement Amount, at any time. Notwithstanding any election by the Corporation to settle any Settlement Amount, or portion thereof, in cash or Shares, the Corporation reserves the right to change its election in respect thereof at any time up until payment is actually made, and the holder of such Share Unit Award shall not have the right, at any time to enforce settlement in any particular form of payment.

If the Board determines to issue Shares as payment for the Settlement Amount, the Shares shall be issued from treasury or, at the option of the Board, acquired on the Exchange, or a combination thereof.

(ii)

The Corporation (or other Affiliate) shall be entitled to withhold from the Settlement Amount (whether the Grantee receives cash or Shares as payment of the Settlement Amount) all amounts as may be required by law and in the manner contemplated by Section 8 hereof.

(iii)

In the event of a payment of Shares where the Grantee is due to receive a fractional numbers of Shares, subject to the discretion of the Administrator, the Corporation will round the Share payment to the nearest whole number of Shares.

(iv)

Notwithstanding any of the foregoing, if the Payment Date occurs during a Black-out Period applicable to the relevant Grantee, then the Payment Date shall not occur until the date that is the sixth business day after the expiry of the Black-out Period, unless such extension would cause the Payment Date to extend beyond the Expiry Date, in which case (A) the Payment Date shall remain on the Expiry Date, (B) the payment of the Settlement Amount shall be made by a cash payment and not Shares (and, for greater certainty, the Corporation shall not have any right to pay the Settlement Amount in whole or in part in Shares notwithstanding any other provision of this Plan or any Share Unit Award Agreement), and (C) the Fair Market Value utilized in determining the Settlement Amount in respect of such Payment Date shall be the lesser of the Fair Market Value determined based on: (i) the Trading Day immediately prior to the commencement of such Black-Out Period; and (ii) the Trading Day immediately prior to the Expiry Date.

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(e)

Termination of Relationship as Service Provider – Unless otherwise determined by the Administrator (in its sole and absolute discretion) or unless otherwise provided in an Share Unit Award Agreement pertaining to a particular Share Unit Award or any written employment or consulting agreement governing a Grantee’s role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider.

(i)

Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date, all outstanding Share Unit Awards and the Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.

(ii)

Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the date which is 90 days following the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Unit Awards and the Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.

(iii)

Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider for any reason other than such Grantee’s death, effective as of the Cessation Date, all outstanding Share Unit Awards and Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.

(iv)

Death — If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the vesting date for all Share Unit Awards granted to such Grantee under any outstanding Share Unit Award Agreements shall be effective as of the Cessation Date, and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Administrator.

(f)

Effect of Certain Changes — In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, recapitalization or a similar transaction; (ii) that any rights are granted to Shareholders to purchase Shares at prices substantially below Fair Market Value; or (iii) that, as a result of any recapitalization, amalgamation, merger, arrangement or other transaction (including, without limitation, a change of the legal structure of the Corporation from a corporation to another form of legal entity), the Shares are converted into or exchangeable for any other securities; and such event does not constitute a transaction for the purposes of Section 7, then in any such case

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the Board may, subject to obtaining any required approvals that the Exchange may require, make such adjustments to the Plan, to any Share Unit Awards outstanding under the Plan, and to any Share Unit Award Agreements governing such outstanding Share Unit Awards, as the Board may, in its sole and absolute discretion, acting reasonably, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

(g)

Change of Control – Notwithstanding Subsection 6(e)(i) or (ii) hereof, in the event of any Change of Control of the Corporation prior to the Payment Date or Payment Dates, and regardless of whether or not a Grantee is on a Leave of Absence if:

(i)

a Grantee is terminated without cause in connection with such Change of Control or within the six (6) months following a Change of Control, the Payment Date or Payment Dates for all Share Unit Awards held by the Grantee regardless of whether the vesting date has occurred, as applicable, shall be the Cessation Date and the Payout Multiplier applicable to any PSU Awards shall be determined by the Board, acting reasonably;

(ii)

within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events which constitute Good Reason, the Payment Date or Payment Dates for all Share Unit Awards held by the Grantee regardless of whether the vesting date has occurred, as applicable, shall be the Cessation Date and the Payout Multiplier applicable to any PSU Awards shall be determined by the Board, acting reasonably.

7.	Business Combination and Certain Adjustments

Subject to Subsection 6(g), if the Corporation enters into any transaction or series of transactions, whereby the Corporation or all or substantially all of the Shares of the Corporation or all or substantially all of the Corporation’s property or assets become the property of any other trust, body corporate, partnership or other person (a “Continuing Entity”) whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction(s) the Corporation and the Continuing Entity shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction(s) the Continuing Entity will have assumed all the covenants and obligations of the Corporation under this Plan and the Share Unit Awards and Share Unit Award Agreements outstanding on consummation of such transaction(s) in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the ability to receive shares, securities or other property of the Continuing Entity on the Payment Date(s) applicable to such Share Unit Awards and adjusted appropriately to give effect to such transaction(s) and which shares, securities or other property of the Continuing Entity the Grantee shall accept in lieu of cash or Shares), and subject to compliance with this Section 7, any such Continuing Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Plan and such Share Unit Award Agreements with the same effect as though the Continuing Entity had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Share Unit Award Agreements and the obligation of the Corporation to the Grantees in respect of the Share Unit Awards

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shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof.

8.	Taxes

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of vesting or payment) a Grantee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or vesting of Share Unit Awards granted under this Plan. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Grantee consents to): (i) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Grantee (whether arising pursuant to the Grantee’s relationship as an officer or employee of the Corporation or as a result of the Grantee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Grantee and the Corporation; and/or (ii) where the Corporation has elected to issue Shares to the Grantee, withhold from the Shares otherwise due to the Grantee such number of Shares as the Corporation determines are required to be sold by the Corporation, as trustee, to satisfy the total withholding tax obligation (net of selling costs), and the Grantee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Shares. Any reference in this Plan to a payment of cash or Shares is expressly subject to this Section 8.

Grantees (or their beneficiaries) shall be responsible for all taxes with respect to any Share Unit Awards outstanding under this Plan, whether arising as a result of the grant or vesting of Share Unit Awards or otherwise. The Corporation and the Administrator make no guarantees to any person regarding the tax treatment of a Share Unit Award or payments made under this Plan and none of the Corporation or any of its directors, officers, employees or representatives shall have any liability to a Grantee with respect thereto.

9.	Non-Transferability

Subject to Subsection 6(e)(iv), the right to receive Shares pursuant to a Share Unit Award granted to a Grantee is personal to such Grantee and is non-transferable and non-assignable. Unless otherwise permitted by this Plan, no assignment, sale, transfer, pledge or charge of a Share Unit Award, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Share Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge a Share Unit Award, such Share Unit Award shall terminate and be of no further force or effect.

10.	Amendment and Termination of Plan

(a)

Subject to Subsections 10(b) and (c), the Corporation retains the right by resolution of the Board, at any time and from time to time, without the approval of the Shareholders or any other voting securities of the Corporation, to suspend, discontinue or amend the Plan or a Share Unit Award made thereunder.

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(b)

Notwithstanding Subsection 10(a), the Board may not, without the approval of the Shareholders to be received in such manner as may be required by the policies of the Exchange, amend the Plan or a Share Unit Award to:

(i)	increase the percentage of the issued and outstanding Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards at any time pursuant to Subsection 5(a);

(ii)	increase the number of Shares that may be issued to Insiders of the Corporation above the restrictions contained in Subsections 5(b) and 5(c);

(iii)	permit Non-Management Directors to be Service Providers or in any other way permit Non-Management Directors to become eligible to receive Share Unit Awards under the Plan;

(iv)	extend the Expiry Date of any Share Unit Award granted under the Plan;

(v)	permit the transfer or assignment of Share Unit Awards, except in the case of death of a Grantee; or

(vi)	make any amendments to this Section 10.

(c)

Notwithstanding Subsection 10(a), unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Share Unit Awards in a manner that would adversely alter or impair any Share Unit Award previously granted to a Grantee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to a Share Unit Award shall apply only in respect of Share Unit Awards granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of the Plan or amendment of a Share Unit Award may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Share Unit Award or the Corporation is now or may hereafter be subject.

11.	Miscellaneous

(a)	Effect of Headings — The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)

Non-Exclusivity – Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Service Provider, subject to any required regulatory, Exchange or Shareholder approval.

(c)

Unfunded Plan – To the extent any individual holds any rights under the Plan, such rights shall be no greater than the rights of an unsecured general creditor of the Corporation, unless otherwise determined by the Board.

(d)

Compliance with Legal Requirements – The Corporation may, in its sole discretion, postpone the issuance or delivery of any Shares that it elects to issue as payment for any Share Unit Awards as the Board may consider appropriate, and may require any

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Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of a cash payment or Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Share Unit Awards hereunder in accordance with any such requirements.

(e)

No Right to Continued Employment — Nothing in this Plan or in any Share Unit Award Agreement entered into pursuant hereto shall: (i) confer upon any Grantee the right to continue in the employ or service of the Corporation or any Affiliate or the right to be entitled to any remuneration or benefits not set forth in this Plan or a Share Unit Award Agreement; or (ii) interfere with or limit in any way the right of the Corporation or any Affiliate to terminate the Grantee’s employment or service arrangement with the Corporation or any Affiliate.

(f)

No Rights as a Shareholder — Until Shares have actually been issued in accordance with the terms of this Plan, the Grantee to whom a Share Unit Award has been made shall not possess any incidents of ownership of such Shares including, for greater certainty and without limitation, the right to receive Dividends on such Shares and the right to exercise voting rights in respect of such Shares. Such Grantee shall only be considered a Shareholder in respect of such Shares when such issuance has been entered on the records of the duly authorized transfer agent of the Corporation.

(g)	No Liability – The Corporation shall not be liable to any Grantee for any loss resulting from a decline in the market value of any Shares.

(h)	Expenses – Other than pursuant to Section 8, all expenses in connection with the Plan shall be borne by the Corporation.

(i)

Grantee Information – Each Grantee shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Grantee acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Board or its appointed administrator and other third parties in connection with the administration of the Plan. Each Grantee consents to such disclosure and authorizes the Corporation to make such disclosure on the Grantee’s behalf.

12.	Governing Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

13.	Invalidity

If any provision of this Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

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14.	Effective Date

This Plan is effective as of September 24, 2009, except for the amendments to this Plan made as of January 1, 2011, March 6, 2014, March 11, 2015, March 9, 2016 [and June 26, 2017] which are effective as of such dates.

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